FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2002

NOVAMERICAN STEEL INC.

(Translation of Registrant's Name into English)

2175 Hymus Boulevard
Dorval, Québec H9P 1J8
Canada

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F _X_ Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes __ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]

Enclosure: 2001 Annual Report and Management Proxy Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAMERICAN STEEL INC.

Date: March 4, 2002

By: ______________________

D. Bryan Jones
President &
Chief Executive Officer

Novamerican Steel

2001 Annual Report

NOVAMERICAN STEEL


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1 Dorval, Qué.	10 Brampton, Ont.	18 Hartford, CT
2 Baie d'Urfé, Qué.	11 Mississauga, Ont.	19 Albany, NY
3 Ville Lasalle, Qué.	12 Cambridge, Ont.	20 Liverpool, NY
4 & 5 Lachine, Qué.	13 Stoney Creek, Ont.	21 Middletown, PA
6 & 7 St. Hubert, Qué.	14 South Portland, ME	22 Ashland, VA
8 Granby, Qué.	15 Norwood, MA	23 Morrisville, PA
9 Shawinigan, Qué.	16 Auburn, MA	24 Jeffersonville, IN
	17 Cumberland, RI	

NOVAMERICAN STEEL

February 20, 2002

To our shareholders:

Our annual meeting of shareholders will be held on March 27, 2002 in Montréal, Quebéc. We are enclosing our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. We believe this provides you, our shareholders, with appropriate disclosure of our operations and performance.

The year 2001 was an even more difficult year for the steel industry than 2000, and within that context I am pleased with Novamerican Steel's results. Despite the continued decline of selling prices, weakening demand and a slowing economy, we were able to increase our overall tons sold and processed and generate earnings of US $0.83 per share. Our ability to remain profitable in 2001 can be attributed to managing our inventories efficiently, increasing our processed tons, increasing our market share by expanding geographically and continuing to focus on our major value added business, steel tubing. The results also confirm my belief that our overall structure and our employees' work ethic enable the Company to remain profitable even through very difficult times.

Specifically in 2001, we reduced our inventories, excluding those at our start-up locations, by approximately US $17 million, or 21.0%. In addition, tons sold and processed increased from 1,394,000 tons in 2000 to 1,440,000 tons in 2001 representing a five year compounded annual growth rate of 11.7%.

We believe that our balance sheet reflects a sound asset base with which we are well positioned to take advantage of whatever recovery develops through 2002.

On behalf of the Directors, I would like to thank our customers, employees and suppliers for the continuing success of Novamerican Steel. Our goal of responsible and profitable growth has guided our company for over twenty years, and remains our underlying philosophy for the future.

Sincerely,

D. Bryan Jones
Chairman of the Board,
President and Chief Executive Officer

P.S. Enclosed with this Annual Report is the Notice of Annual Meeting of Shareholders and the Management Proxy Circular. If you are not able to attend, please return the proxy card with your designated votes for the business items on the agenda.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 24, 2001

Commission file number: #000-29506

NOVAMERICAN STEEL INC.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

2175 Hymus Blvd., Dorval, Québec H9P 1J8, Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, without nominal or par value	**NASDAQ National Market**

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of November 24, 2001:

9,700,000	**Common Shares**
-0-	**Preferred Shares**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

	Years Ended (a)				
	Nov. 29, 1997	Nov. 28, 1998	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001
	(In thousands of U.S. dollars, except share and per share data, percentages and tons sold and processed)				
Other Data:					
EBITDA (c)	$ 24,559	$ 23,136	$ 33,229	$ 32,731	$ 24,391
Capital expenditures	$ 5,132	$ 22,308	$ 8,289	$ 24,128	$ 9,279
Depreciation and amortization	$ 3,376	$ 3,350	$ 4,316	$ 5,272	$ 6,019
Dividends	$ 7,318	—	—	—	—
Gross margin	18.7%	19.1%	22.3%	21.5%	22.8%
Operating margin	5.5%	5.0%	6.7%	5.6%	4.4%
Income before income taxes and minority interest	3.8%	3.7%	5.7%	4.4%	2.9%
Tons sold and processed (unaudited):					
Direct sales	667,000	683,000	761,000	795,000	773,000
Toll processing	162,000	158,000	350,000	599,000	667,000
	829,000	841,000	1,111,000	1,394,000	1,440,000

	Years Ended (a)				
	Nov. 29, 1997	Nov. 28, 1998	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001
	(In thousands of U.S. dollars)				
Balance Sheet Data:					
Current assets	$128,039	$129,536	$146,549	$153,568	$140,548
Current liabilities	59,685	67,944	74,937	113,677	64,494
Working capital	68,354	61,592	71,612	39,891	76,054
Total assets	174,148	192,637	214,290	242,077	236,962
Total debt	52,782	61,515	52,129	82,545	74,684
Net assets	60,782	66,346	82,412	93,288	99,668
Share capital	28,404	28,404	28,404	28,404	28,404

(a) The Company's fiscal year end is the last Saturday of November.

(b) Basic and diluted income per share is based upon the weighted average number of Common Shares outstanding during the respective years. Stock options were not included in the computation of diluted income per share because they are not dilutive since the exercise price of the options is greater than the market price of the Common Shares.

(c) "EBITDA" consists of earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the steel industry and is presented to enhance the understanding of the Company's operating results. EBITDA is not a measurement of financial performance under U.S. GAAP and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with U.S. GAAP) as an indicator of the Company's performance or as an alternative to cash flows from operating activities (as determined in accordance with U.S. GAAP) as a measure of liquidity.

Risk Factors

The following issues, among others, may have a material effect on the Company's financial performance.

Cost of Raw Materials; Impact of Changing Steel Prices. The principal raw material used by the Company is flat-rolled carbon steel which the Company typically purchases from steel producers. The steel industry as a whole is cyclical and at times pricing and availability can be volatile due to numerous factors beyond the Company's control, including general, regional and international economic conditions, production levels, competition, import duties and tariffs and currency exchange rates. This volatility could adversely affect the Company's business, results of operations and financial condition.

Steel service centers maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of their customers. Accordingly, the Company purchases steel in an effort to maintain its inventory at levels that it believes to be appropriate to satisfy the anticipated needs of its customers based upon historic buying practices, contracts with customers and market conditions. The Company's commitments for steel purchases are generally at prevailing market prices in effect at the time the Company places its orders. The Company has no long-term, fixed-price steel purchase contracts. When raw material prices increase, competitive conditions will influence how much of the steel price increase can be passed on to the Company's customers. When raw material prices decline and the Company uses existing steel inventory, customer demands for lower prices could result in lower sale prices and lower margins. Changing steel prices therefore could adversely affect the Company's business, results of operations and financial condition.

Risks Associated with Expansion. Historically, the Company has grown internally by increasing sales to existing customers, aggressively pursuing new customers and, in response to customer demand, acquiring and upgrading processing equipment and services in order to expand the range of value-added services it can offer. In addition, growth has occurred through external expansion by the acquisition of other steel service centers and related businesses. Although the Company intends to continue to actively pursue its growth strategy in the future, there can be no assurance that the anticipated growth will occur. In addition, although the Company has purchased equipment only in response to identified customer demand, the expansion of an existing facility or construction of a new facility could have an adverse effect on the Company's results of operations due to the impact of the start-up costs and the potential for underutilization in the start-up phase of a facility. Acquisitions could result in unforeseen difficulties in integrating the acquired businesses with the Company's existing business and could divert a disproportionate amount of management time and attention. Moreover, the incurrence of additional indebtedness to pay for expansion costs or acquisition costs could adversely affect the Company's liquidity and financial stability and the issuance of Common Shares to effect acquisitions could result in dilution to the Company's shareholders. Although the Company frequently evaluates potential acquisitions, the Company currently has no understandings, agreements or commitments to make any acquisitions. There can be no assurance that any new facility or operation of any future acquisitions, if completed, would be profitable. See "Information on the Company—History and Development of the Company."

Cyclicality of Demand. Certain of the Company's products are sold to industries that experience significant fluctuations in demand based on economic conditions or other factors beyond the control of the Company. The Company's diversified customer base, geographic base and growth strategy serve to reduce such cyclicality; however, there can be no assurance that the Company will be able to increase or maintain its level of sales or prices in periods of economic stagnation or downturn.

Sales of the Company's products for use in the automotive industry accounted for approximately 16.8% of the Company's net sales in fiscal 2001 and approximately 17.2% of net sales in fiscal 2000. Such sales include sales directly to the automobile manufacturers and to their component and parts suppliers as well as to manufacturers supplying the automotive "after market" components and parts. The automobile industry experiences fluctuation in demand based on numerous factors such as general economic conditions and consumer confidence. The automobile industry is also subject, from time to time, to labor problems, which may result in reduced demand for the Company's products during work stoppage.

Exchange Rate Fluctuations. Although the Company's financial results are reported in U.S. dollars, a substantial portion of its revenues are received in, and its expenses are incurred in, Canadian dollars. In determining its results of operations, the Company converts the sales made by Canadian subsidiaries into the United States, which are denominated in U.S. dollars, into Canadian dollars based upon the exchange rate at the time of receipt or the exchange rate pre-determined through hedging instruments. See "Operating and Financial Review and Prospects—Hedging."

Exchange rate fluctuations are beyond the control of the Company and although the Company partially hedges its currency exposure, there can be no assurance that changes in the rate of exchange between the Canadian dollar and the U.S. dollar will not adversely affect the Company's business, financial condition, results of operations and cash flow. See "Quantitative and Qualitative Disclosures About Market Risk."

Environmental Matters. The nature of the Company's business may expose it to environmental liability claims, even if such claims are without merit. American Steel and Aluminum Corporation ("American Steel") has been named as one of nineteen defendants in an action brought in October 2001 by two private parties under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") to recover costs incurred and to be incurred in connection with a waste disposal facility in Cumberland, RI, which has been categorized as a Superfund site by federal authorities. The plaintiffs claim that the Company is liable based upon alleged shipments to the site by American Steel, prior to its 1996 acquisition. The plaintiffs have identified over 100 potentially responsible parties ("PRPs") and are seeking to form a PRP committee with the objective of reaching a negotiated resolution of their claims. The plaintiffs seek recovery of approximately $0.6 million for investigative expenses, together with a declaration of liability for all future response costs at the site. Future investigative costs are estimated at $3.0 million. It is not currently possible to estimate future remediation costs. Plaintiffs have agreed to refrain temporarily from litigating their claims against defendants such as the Company that are participating in the PRP committee formation process. The Company believes it has meritorious defenses against the claims raised in the action, and intends to defend its position vigorously should the litigation proceed. However, the Company cannot provide assurances that it will prevail should the litigation proceed and any significant loss could have a material adverse effect on the financial results of the Company.

In addition, the Company's processing centers and manufacturing facilities are subject to many federal, state, provincial and local laws and regulations in the United States and Canada relating to the protection of the environment. The Company has made, and will continue to make, expenditures to remain in compliance with such laws and regulations. The Company believes that its facilities are in material compliance with these laws and regulations and does not believe that continued compliance with such laws and regulations will have an adverse effect on its results of operations or financial condition. If applicable environmental laws become more stringent in the future, the Company's capital expenditures and compliance costs relating to environmental matters could increase. In addition, due to the possibility of unanticipated factual or regulatory developments, the amount and timing of future environmental expenditures could vary substantially from those currently anticipated.

Certain of the facilities occupied by the Company have been in operation for many years and, over such time, the Company and prior owners or operators of such properties may have generated and disposed of wastes which are or may be considered hazardous. Accordingly, it is possible that additional environmental liabilities may arise in the future.

Dependence on Key Individuals. The success of the Company's business is dependent upon the management and leadership of D. Bryan Jones, the Company's President and Chief Executive Officer, and certain other members of the Company's senior management team. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could adversely affect the Company. There can be no assurance that the Company will be able to retain its existing senior management personnel or to attract additional qualified personnel. See "Directors, Senior Management and Employees."

Liquidity. Although the Company's shares are registered under the Securities Act and trade on the Nasdaq National Market (the "Nasdaq"), currently, there is limited volume of trading. Accordingly, investors may not be able to rapidly divest a portion of their shares or liquidate their investment should they desire to do so.

Competition. The principal markets served by the Company are highly competitive. The Company competes on a regional basis with steel service centers and, to a certain degree, primary steel producers and intermediate steel processors. The Company has different competitors for each of its products and within each region. Certain of these competitors have financial and operating resources in excess of those of the Company. Although the Company has been able to successfully compete in the past, no assurance can be given that it will be able to continue to do so. Increased competition could have an adverse effect on the Company's net sales and profitability in the future. See "Information on the Company—Competition."

Control by Existing Shareholders. Approximately 81.1% of the outstanding Common Shares are owned by certain officers and directors of the Company. See "Directors, Senior Management and Employees—Share Ownership." Accordingly, they will collectively retain the power to elect the entire Board of Directors of the Company and determine the outcome of any other matters submitted to the Company's shareholders for approval.

Labor Contracts; Risk of Work Stoppage. Certain of the employees at ten of the Company's 24 facilities are organized by the United Steel Workers, the Teamsters, the Sheet Metal Workers and independent employees associations, representing in the aggregate approximately 311 of its 1,087 employees. The Company's labor contracts expire on staggered dates. During the next twelve months, the labor contract with the Teamsters at the Company's Ashland facility covering fourteen employees will expire. While management does not expect that work stoppages will arise in connection with the renewal of labor agreements expiring in the foreseeable future, no assurance can be given that work stoppages will not occur. Widespread work stoppages could have an adverse effect on the Company's business, financial condition and results of operations if they were to last for a significant period of time. See "Directors, Senior Management and Employees—Employees."

Financial Leverage. The Company's indebtedness may increase as it continues to borrow under existing or future credit arrangements in order to finance construction and expansion activities, future acquisitions and for general corporate purposes, which would increase the associated risks. These risks include: sensitivity to adverse economic conditions; inability to fund future working capital, acquisitions, capital expenditures and other general corporate requirements; limits on its flexibility in planning for, or reacting to, changes in its business and the steel industry; limits on future borrowings under its existing or future credit arrangements, which could affect its ability to pay its indebtedness or to fund its other liquidity needs; inability to generate sufficient funds to cover required interest payments; and restrictions on its ability to refinance its indebtedness on commercially reasonable terms. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

Restrictive Loan Covenants May Limit the Company's Ability to Pursue its Acquisition Strategy. The Company's credit facilities contain covenants restricting or limiting its ability to, among other things: incur additional indebtedness; pay dividends or make other restricted payments; make asset dispositions; permit liens; and make capital expenditures and other investments. These restrictions may adversely affect its ability to pursue its acquisition and other growth strategies. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

Lack of Dividends. The Company does not anticipate paying cash dividends on its Common Shares for the foreseeable future. The Company, at present, intends to retain any future earnings to finance operations and expansion.

Holding Company Structure; Reliance on Distributions from Subsidiaries. The Company has no direct business operations other than its ownership of the capital stock of its subsidiaries. As a holding company, the Company is dependent on dividends, interest payments, managements fees or other intercompany transfers of funds from its subsidiaries to enable it to pay dividends and to meet its direct obligations. The Company's subsidiaries' credit facilities allow the payment to the Company of dividends and interest under certain conditions. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

ITEM 4 INFORMATION ON THE COMPANY

History and Development of the Company

Novamerican Steel Inc. was incorporated on April 4, 1997 under the Canada Business Corporations Act. The Company's registered offices, principal place of business and principal executive offices are located at 2175 Hymus Blvd., Dorval, Québec, Canada H9P 1J8. The Company's telephone number at the principal executive offices is (514) 335-6682.

Following the incorporation of the Company in 1997, a reorganization of the various operations wholly-owned or controlled by D. Bryan Jones or Scott B. Jones, the son of D. Bryan Jones, brought the operations under one holding company. Novamerican is the holding company for two main operating groups: (i) the Canadian affiliates, consisting of Nova Steel Ltd., Metco Steel Inc., Nova Tube Inc., Cresswell Roll Forming Inc., Argo Steel Ltd., Nova Tube Ontario Inc., Nova Steel Processing Centre Ltd. and Delta Tube and Company, Limited, (collectively, the "Canadian Affiliates" or "Nova"); and (ii) the U.S. affiliates, consisting of Integrated Steel Industries, Inc. ("ISI"), a U.S. holding company, and American Steel and Aluminum Corporation ("American Steel"), Nova Tube and Steel, Inc. and BethNova Tube, LLC, (collectively, the "U.S. Affiliates" or "ISI"). See "Organizational Structure".

Nova Steel Ltd. was established as a processor of hot-rolled carbon steel in 1979 by D. Bryan Jones, President and Chief Executive Officer of the Company. In 1983, Nova Steel Ltd. acquired and installed its first tube mill in Montréal. Subsequently in 1987, this operation became Nova Steel Ltd.'s (60%) contribution to a joint venture, Delta Tube and Company, Limited, for the toll rolling of tubing, with Ispat Sidbec Inc. (40%). In 1985, the majority of the shares of Cresswell Roll Forming Inc., a roll forming, stamping and manufacturing business in Québec, were acquired. In 1989, Argo Steel Ltd., a processor of hot-rolled, cold-rolled and galvanized steel products was established in Montréal, with a 50.9% interest now held by the Company. This expansion was followed in October 1991 with the establishment of Metco Steel Inc.. This company is a processor of carbon steel plate and plate coil and operates in a Montréal location, formerly occupied by Candiv Steel, a company whose equipment and inventories were purchased by Nova Steel Ltd. in February 1991.

In July 1991, Nova Tube Inc. acquired a tube mill operation in Baie d'Urfé, Québec and, in May 1996, Nova Tube Ontario Inc. ("NTO") was established with the installation of a technologically advanced tube mill in Mississauga, Ontario.

American Steel, which was founded in 1962 and acquired in August 1996, operates in nine locations in the Northeastern and Mid-Atlantic United States. American Steel is a distributor of steel, aluminum and stainless steel products including hot and cold-rolled carbon steel, aluminum, stainless steel, alloy and coated products in sheet, coil, bar, shapes, tubular and plate forms.

On November 7, 1997, the Company completed its initial public offering of 2,200,000 Common Shares of its capital stock in the United States and the Company's Common Shares were listed on the Nasdaq and currently trade under the symbol of "TONS". As of February 20, 2002, the Company had 9,700,000 Common Shares outstanding.

In December 1998, the Company, through its 50.9% owned subsidiary, Argo Steel Ltd., acquired the assets of a steel slitting operation and established a processing center in Brampton, Ontario where it installed a .134" × 75" blanking line.

During 1998, the Company built a processing facility in Stoney Creek, Ontario, Nova Steel Processing Centre Ltd. ("NSPC"), and installed a 400,000 ton per year pickling line together with a technologically advanced 200,000 ton per year slitting line. Both the pickling line and the slitting line were commissioned and went into full production during the first quarter of 1999. A second slitting line installed in 2000 has been in full production throughout 2001.

During 2000, Novamerican Tube Holdings, Inc., a wholly-owned subsidiary of ISI, formed a joint venture with Bethlehem Steel Corporation, BethNova Tube, LLC ("BethNova"), to produce steel tubing for use in hydroforming of automobile and truck components. This state-of-the-art tube manufacturing facility in Jeffersonville, IN was completed in 2001 and began ramping up production in the fourth quarter of 2001. The bulk of the tube production at the new facility is dedicated to Dana Corporation, a major automotive parts supplier, which has built a new hydroforming plant near Elizabethtown, KY.

In November 2000, the Company built a new tubing facility, Nova Tube and Steel, Inc. ("NTS"), in Morrisville, PA. Phase one, the structural tube mill, began production in November 2000 and is capable of producing hollow structural sections ("HSS") up to 6" × 6" × ⅜". Phase two, consisting of a heavy gauge slitter and cut-to-length line was completed in November 2001 and is now in full production.

During 2000, the Company expanded its Auburn, MA facility with an addition of 35,000 square feet. A new blanking line, which has increased American Steel's product range, was installed and went into production in the third quarter of 2001.

Acquisition and Expansion Strategy. The Company's overall objective is to increase profits by strategically acquiring other steel service centers and related businesses, acquiring and upgrading processing equipment and services in response to customer demand, expanding into new domestic and international markets, increasing sales to existing customers and aggressively pursuing new customers. The Company's acquisition strategy is to pursue opportunities which, among other things, are located in areas geographically contiguous to regions currently served, provide value-added processing capability, expand its range of services and customer base and possess strong local management. In addition, the Company continually reviews opportunities to internally expand its capabilities in such contiguous areas in order to better serve the needs of its customers and develop new markets for processed steel and tubing. Although the Company regularly evaluates acquisition opportunities, the Company currently has no understandings, agreements or commitments in such regard.

Business Overview

Novamerican processes and distributes carbon steel, stainless steel and aluminum products and operates as an intermediary between primary metal producers and manufacturers. In addition to flat-rolled processing, including pickling, slitting, blanking, cutting-to-length and roll forming to customer specifications, the Company produces steel tubing used for a variety of markets such as the structural and automotive markets (including tubing used expressly for hydroforming) and also manufactures steel components for heavy equipment.

Novamerican's revenues are derived from sales in the United States and Canada, with approximately 54.3% of the Company's 2001 sales made to customers in the United States and the balance of approximately 45.7% to customers in Canada. The United States and Canadian markets are viewed by management as generally homogeneous with respect to business environment, levels of risk and profitability. The Company has its headquarters in Dorval, Québec and presently operates in thirteen locations in Canada and in eleven locations in the United States.

The Company's business strategy is focused on achieving profitable growth and higher margins through investment in value-added manufacturing and processing equipment and selective acquisitions. The Company's acquisition strategy is to pursue opportunities, which among other things, are located in areas geographically contiguous to regions currently served, provide value-added processing capability, expand its range of services and customer base and possess strong local management. The Company believes that its steel service center and processing operations will continue to grow as a result of four principal industry trends: (i) customer demand for higher quality products and services, (ii) outsourcing of manufacturing processes by North American manufacturers, (iii) the consolidation of industry participants and (iv) the shift by major customers to fewer and larger suppliers.

Products and Services

The Company processes and distributes carbon steel, stainless steel and aluminum products and operates as an intermediary between primary metal producers and the manufacturers that require processed metal, often on a just-in-time delivery basis. In addition to flat-rolled processing and roll forming to customer specifications, Novamerican, through its subsidiaries, produces steel tubing used for a variety of markets such as structural and automotive markets (including tubing used expressly for hydroforming) and also manufactures steel components for heavy equipment. Novamerican is the holding company for two main operating groups: Nova in Canada and ISI in the United States.

Nova, which was founded in 1979, operates in thirteen locations in Central Canada. Nova is a flat-rolled service center and manufacturer of tubing and certain specialized end-products, focusing on value-added processing to meet specific customer needs. Nova provides service to a broad base of approximately 1,300 customers in Canada and the United States, which include manufacturers of automobiles and automotive parts, construction equipment, agricultural equipment, resellers and general steel fabricators. Nova's flat-rolled processing capabilities include pickling, slitting, leveling and cutting-to-length, blanking, edging, shearing, burning and roll forming.

American Steel, which was founded in 1962 and acquired in mid-1996, operates in nine locations in the Northeastern and Mid-Atlantic United States. American Steel is a distributor of steel, aluminum and stainless steel products, including hot and cold-rolled carbon steel, aluminum, stainless steel, alloy and coated products in sheet, coil, bar, shapes, tubular and plate forms. In fiscal 2001, Nova supplied 3.8% of American Steel's products at market rates, and is capable of supplying American Steel with approximately one-half of its product line. American Steel provides local service on a just-in-time basis to a broad base of approximately 7,500 U.S. customers, which include industrial manufacturers, resellers and fabricators in the automobile, automotive supply, appliance, electrical, heavy equipment, agricultural machinery and office equipment manufacturing industries. American Steel's processing capabilities include bar sawing, burning, shearing, leveling and cutting-to-length, blanking and slitting.

At its processing operations, the Company maintains a substantial inventory of coil, plate coil and plate generally purchased from primary producers. The Company's inventory of carbon and stainless steel and aluminum is purchased in the form of a continuous sheet, typically from 36 to 96 inches wide, between .015 and .750 inches thick and rolled into 10 to 30 ton coils. Because of the width, size and weight of these coils and the equipment required to move and process them into smaller sizes, such coils do not meet the requirements of many customers without further processing by the Company.

The Company's tubing operations presently consist of six mills of which four are located in Canada and two are located in the United States. The majority of the Company's tube production is HSS structural tubing. However, two of the Company's tube mills were constructed specifically to meet the needs of high pressure hydroforming for the automotive industry. Hydroforming is an innovative technology used in the manufacture of certain automotive parts which involves the application of water at high pressure to form and shape steel tubes and reduces the cost and the weight of a steel component. One of these tube mills is located at the NTO facility in Canada. The other mill is located at the BethNova facility in Jeffersonville, IN, the Company's joint venture with Bethlehem Steel Corporation.

The Company's services include pickling and the traditional service center processes of slitting, leveling and cutting-to-length and shearing as well as higher value-added processes of tubing, roll forming, blanking and plate burning to process steel to specified lengths, widths and shapes pursuant to specific customer orders. Pickling is an in-line process for cleaning hot-rolled steel coils of rust, scale and dirt. Slitting involves cutting steel to specified widths along the length of the coil. Leveling is a process used to flatten any shape deficiencies in the steel coil. Cutting-to-length involves cutting steel along the width of the coil. Shearing is the process of cutting sheet steel. Tubing is the process in which flat-rolled coils are formed into a circular, oval, square or rectangular shape. Roll forming is the process in which flat-rolled coils can be pre-punched, in-line welded and formed into sophisticated shapes for specific purposes. Blanking cuts steel into specific shapes with close tolerances. Plate burning is the process of cutting steel, typically in excess of one inch thick, into specific shapes and sizes.

Suppliers

The Company purchases flat-rolled steel for processing from a number of North American and international primary steel producers. The Company concentrates on developing relationships with high-quality North American integrated steel mills and mini-mills, as well as international primary steel producers, and on becoming a valued customer of such producers. The Company is a major customer of flat-rolled coil for many of its principal suppliers, but is not dependent on any one supplier. The Company purchases from steel producers in quantities that are efficient for such producers. This enables the Company to maintain a continued source of supply at what it believes to be competitive prices. The Company believes the accessibility and proximity of its facilities to major steel producers will continue to be an important factor in maintaining relationships with them.

The steel industry as a whole is cyclical, and at times pricing and availability can be volatile due to numerous factors beyond the Company's control, including general, regional and international economic conditions, production levels, competition, import duties and tariffs and currency exchange rates.

Customers and Distribution

Each of the Company's distribution operations maintains its own sales and marketing staff. The Company's combined sales force consists of 134 salaried inside and outside sales representatives of which 26 are commissioned representatives. The Company's sales efforts are focused primarily on direct customer contact. The Company believes that its commitment to quality, service and just-in-time delivery has enhanced its ability to build and maintain strong customer relationships, while expanding its geographic growth through the continued training and addition of sales personnel.

In fiscal 2001, the Company processed steel for sale to approximately 8,800 customers. The Company's diversified customer and geographic base serves to reduce its exposure to fluctuations in business and economic cycles in particular industries and regions. In fiscal 2001, the Company's top twenty customers accounted for less than 21.2% of total net sales and no single customer accounted for more than 2.6% of total net sales. Major customers include automotive parts manufacturers and stampers, other steel service centers, general fabricators and manufacturers of transportation equipment, material handling equipment, electrical components, appliances, storage tanks, ship building material, construction and heavy equipment and agricultural equipment. Sales to automobile manufacturers and their suppliers combined with sales to manufacturers supplying the automotive "after market" components and parts accounted for approximately 16.8% of total net sales and sales to other steel service centers accounted for approximately 14.0% of total net sales.

Most of the Company's customers are located in the Northeastern and Mid-Atlantic United States and in Central Canada. Most customers are located within a 250-mile radius of one of the Company's facilities, allowing the Company to operate an efficient delivery system capable of handling a high volume of short lead-time orders. The Company transports most of its products directly to customers via its own fleet of trucks, through independent trucking firms and through a logistics company owned by a director of the Company. See "Major Shareholders and Related Party Transactions—Related Party Transactions".

The following table sets forth the net sales of Nova and the U.S. Affiliates for the past three fiscal years:

	Nov. 24, 2001	Nov. 25, 2000	Nov. 27, 1999
	(In thousands of U.S. dollars)		
Nova	$220,956	$264,188	$228,578
U.S. Affiliates	206,270	219,504	205,464
Eliminations	(10,197)	(5,186)	(7,350)
	$417,029	$478,506	$426,692

Competition

The Company competes with other regional and national steel service centers, single location service centers and, to a certain degree, primary steel producers and intermediate steel processors on a regional basis. The Company has different competitors for each of its products and within each geographic region. The Company competes on the basis of price, product selection and availability, customer service, quality and geographic proximity. Certain of the Company's competitors have financial and operating resources in excess of those of the Company.

Environmental

The Company's facilities are subject to comprehensive and frequently changing federal, state, provincial and local laws and regulations in the United States and Canada relating to the protection of the environment, including those related to air emissions, wastewater discharges, treatment, storage and disposal of hazardous substances and other materials and wastes, occupational health and safety, and in general, the emissions of pollutants into the environment.

The Company believes that it is in material compliance with all applicable environmental laws and regulations. The Company does not anticipate any material expenditures to meet environmental requirements and does not believe that continued compliance with such laws and regulations will have a material adverse effect on its operations or financial condition. The Company has, however, been named as a defendant in an action brought by two private parties under CERCLA with respect to a Superfund site. See "Key Information—Risk Factors—Environmental Matters."

Organizational Structure

The following chart illustrates the organization of the Company's subsidiaries and the country of organization:



NOVAMERICAN STEEL INC.
(Canada)
100 %
100 %
156499 Canada Inc.
(Canada)
50.9%
100 %
100 %
Argo Steel Ltd.
(Canada)
Nova Steel Ltd.
(Canada)
Integrated Steel Industries, Inc.
(U.S.)
Nova Tube Inc.
(Canada)
Nova Tube Ontario Inc.
(Canada)
Metco Steel Inc.
(Canada)
Cresswell Roll Forming Inc.
(Canada)
Nova Steel Proc. Centre Ltd.
(Canada)
60 % Equity Interest[a]
100 %
100 %
100 %
Delta Tube & Co., Ltd.
(Canada)
American Steel and Alum. Corp.
(U.S.)
Nova Tube and Steel, Inc.
(U.S.)
Novamerican Tube Holdings, Inc.
(U.S.)
50 % Equity Interest
BethNova Tube, LLC
(U.S.)

[a] 50% voting interest.

Property, Plants and Equipment

American Steel, founded in 1962, was acquired by the Company in mid-1996. American Steel is a processor and distributor of carbon and stainless steel and aluminum products. The following chart describes each of American Steel's nine locations and their operations:

Location		Description of Operations	Title
American Steel/ Albany, NY	• 39,700 sq. ft • Shearing • Bar sawing	• Pipe and tubing, hot-rolled products and galvanized sheet	Owned
American Steel/ Ashland, VA	• 45,000 sq. ft • Shearing • Bar sawing	• Stainless steel and aluminum • All carbon steel products	Owned
American Steel/ Auburn, MA	• 106,700 sq. ft • Slitting line • Leveling and cut-to-length line • Blanking line	• Leading supplier of cold-rolled, high carbon, strip steel in the Northeastern United States • Processing of galvanized coil to supply sheets for the entire Company • Processing of coated sheets, intermediate tempered sheets and bright finished materials	Owned
American Steel/ Cumberland, RI	• 49,000 sq. ft • Shearing • Bar sawing • Burning	• Hot-rolled products, cold-rolled bars, specialty plate burning and stainless steel and aluminum • Tubing	Owned
American Steel/ Harrisburg, PA	• 104,000 sq. ft • Shearing • Bar sawing	• Full line of products, particularly stainless steel and aluminum sheet and tubing	Owned
American Steel/ Hartford,CT	• 34,000 sq. ft • Shearing • Bar sawing	• Cold finished carbon steel bars, cold-rolled, coated, aluminum and stainless steel sheet • "Full bundle" business in both bars and sheet	Owned
American Steel/ Norwood, MA	• 55,000 sq. ft • Shearing • Bar sawing	• Aluminum, stainless steel, cold-rolled, hot-rolled and coated sheet • Tubing and cold finished carbon steel bars	Owned
American Steel/ Portland, ME	• 56,000 sq. ft • Shearing • Bar sawing	• All products, including high strength, hot-rolled plates for the shipbuilding industry and stainless steel bar grating for corrosive pulp and paper and food processing industries • Tubing	Owned
American Steel/ Syracuse, NY	• 53,000 sq. ft • Shearing • Bar sawing	• Primarily hot-rolled products, stainless steel and structural tubing	Owned

In addition to the American Steel locations, the Company also has two tubing facilities in the United States.

Subsidiary/Location		Description of Operations	Title
Nova Tube and Steel, Inc./ Morrisville, PA	• 163,300 sq. ft • HSS tube mill up to 6″ × 6″ × 3/8″ • Heavy gauge slitter • Heavy gauge cut-to-length line	• Hot-rolled HSS tubing up to 6″ square • Hot-rolled sheet and plate coil	Owned
BethNova Tube, LLC/ Jeffersonville, IN (50% owned)	• 108,000 sq. ft • Mechanical tube mill up to 7″ O.D.	• High quality mechanical tubing targeting hydroformed automobile and truck frame components.	Owned

Nova, founded in 1979, has grown from a single slitting line operation to become a leading steel service center and tube mill operation serving the central Canadian market. These facilities constitute a broad, equipment-based steel service center operation which provides manufacturing and value-added processing to meet specific customer needs. The following chart describes each of Nova's thirteen locations and their operations:

Subsidiary/Location		Description of Operations	Title
Nova Steel Ltd./ Dorval, Québec	• 75,500 sq. ft • Three slitting lines • Cut-to-length line • Multiple blanking line • Three flat bar edging lines	• Hot-rolled, hot-rolled pickled and oiled and cold-rolled products and tubing	Leased to Nov. 30, 2002
Nova Steel Ltd./ Cambridge, Ontario	• 49,100 sq. ft • Two slitting lines • Cut-to-length line • Shearing	• Hot-rolled, hot-rolled pickled and oiled, cold-rolled and coated sheets, plates and slitcoils	Leased to Nov. 30, 2004
Delta Tube & Co., Ltd./ LaSalle, Québec (60% owned)	• 100,000 sq. ft • HSS tube mill, up to 5″ × 5″ × 1/4″	• Toll rolling of HSS tubing for Nova and pipe for Ispat Sidbec Inc.	Owned
Nova Tube Inc./ Baie D'Urfé, Québec	• 47,100 sq. ft • Hot-rolled tube mill • Cold-rolled tube mill up to 3″ O.D.	• Toll rolling of tubing for Nova for the automotive and furniture industries, other manufacturers and the structural market	Leased to May 31, 2003
Nova Tube Ontario Inc./ Mississauga, Ontario	• 50,000 sq. ft • Cold-rolled tube mill up to 4″ O.D.	• Toll rolling of high quality mechanical tubing for Nova for the hydroforming process in the automotive industry and for other automotive and general manufacturing applications	Leased to April 30, 2007

Subsidiary/Location		Description of Operations	Title
Nova Steel Processing CentreLtd./ Stoney Creek, Ontario	• 171,000 sq. ft • Pickling line • Two slitting lines	• Pickling and slitting of coils on a toll rolling basis	Owned
Argo Steel Ltd./ Lachine, Québec (50.9% owned)	• 53,000 sq. ft • Slitting line • Cut-to-length line • Blanking line • Shearing	• Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to Dec. 31, 2002
Argo Steel Ltd./ Brampton, Ontario (50.9% owned)	• 43,300 sq. ft • Precision multi-blanking line • Slitting line	• Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to Nov. 30, 2003
Metco Steel Inc./ Lachine, Québec	• 71,000 sq. ft • Two cut-to-length lines • Burning	• Hot-rolled sheets, plate and plate coil products	Leased to March 31, 2002
Cresswell Roll Forming Inc./ Granby, Québec	• 127,000 sq. ft • Fifteen roll forming lines • Seven punch presses • Stamping and manufacturing • In-line welding • Electrostatic powder coating	• Variety of sophisticated roll formed sections on customer demand • Pallet racking	Owned
Cresswell Roll Forming Inc./ St. Hubert, Québec	• 20,000 sq. ft • Manufacturing	• Front loader buckets • General fabrication, assembly and welding	Leased to Apr. 30, 2003
Cresswell Roll Forming Inc./ St. Hubert, Québec	• 118,000 sq. ft • Manufacturing	• Articulated hauler buckets	Leased to Jan. 31, 2007
Cresswell Roll Forming Inc./ Shawinigan, Québec	• 12,000 sq. ft • Five punch presses • Stamping • Assembly	• Hardwood flooring nails, nailers and accessories	Leased to Feb. 28, 2005

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included in Item 18 of this document.

Overview

All amounts are expressed in U.S. dollars.

Nova's operations historically have been conducted by entities owned and operated under common management philosophies of the family of D. Bryan Jones. Novamerican was incorporated on April 4, 1997 as part of a reorganization in order to consolidate the operations of American Steel and Nova under one holding company.

The Consolidated Financial Statements include the accounts and transactions of the U.S. Affiliates and the Canadian Affiliates at historical cost, except that all material intercompany balances and transactions have been eliminated. All references to fiscal years of the Company and its subsidiaries and affiliates in Operating and Financial Review and Prospects are to fiscal years ended on the last Saturday of November.

Novamerican, through its subsidiaries, sells a broad range of products, many of which have different gross margins. Products that have more value-added processing, as well as manufactured products, generally have a greater gross margin. Toll processing, whereby the Company processes steel owned by its customers, generally results in lower selling prices per ton but higher gross margin percentages than the Company's historical direct sales. Accordingly, the Company's overall gross margin is affected by product mix and the amount of processing performed, as well as volatility in selling prices and material purchase costs. Net sales include direct sales and toll processing revenues. Cost of goods sold for direct sales includes raw material, freight and labor costs.

The Company sells products in Canada and the United States. All sales and payments are made in either Canadian dollars or U.S. dollars. Because the Company conducts its operations generally on the basis of short-term orders, backlog is not a meaningful indicator of future performance. The Company's results of operations are affected by numerous external factors, such as general economic and political conditions, competition and steel pricing and availability.

The Company concentrates on internal growth and on improving the efficiency of its operations through increases in capacity, productivity and efficiency. The Company also has expanded through selective acquisitions, including the 1996 purchase of American Steel, and through strategic capital investments, such as NTO, NSPC the installation of the pickling and slitting facility in Stoney Creek, Ontario, NTS, the installation of the Company's fifth tube mill in Morrisville, PA and BethNova, the Company's sixth tube mill, a joint venture with Bethlehem Steel Corporation, established to supply tubing for use in hydroforming of automobile and truck components. The Company has been profitable in each year since 1979, except for a loss of less than $200,000 in 1990.

Selected Results of Operations

The following table sets forth for each of the periods presented certain statement of operations data expressed as a percentage of net sales.

	Years Ended		
	November 27, 1999	**November 25, 2000**	**November 24, 2001**
Net sales	100.0%	100.0%	100.0%
Cost of sales	77.7	78.5	77.2
Gross margin	22.3	21.5	22.8
Operating expenses	15.6	15.9	18.4
Operating income	6.7	5.6	4.4
Interest expense	1.2	1.3	1.5
	5.5	4.3	2.9
Share in income of joint ventures	0.2	0.1	0.0
Unrealized loss on foreign exchange contracts	0.0	0.0	0.0
Income before income taxes and minority interest	5.7	4.4	2.9
Income taxes	2.2	1.7	1.0
Income before minority interest	3.5	2.7	1.9
Minority interest	0.1	0.0	0.0
Net income	3.4	2.7	1.9

Fiscal Year Ended 2001 Compared to Fiscal Year Ended 2000

Tons sold and processed increased by 3.3% to 1,440,000 tons in 2001 from 1,394,000 tons in 2000. Tons sold and processed in 2001 include 773,000 tons from direct sales and 667,000 tons from toll processing, compared with 795,000 tons from direct sales and 599,000 tons from toll processing in 2000.

Net sales decreased by approximately $61.5 million, or 12.9% to $417.0 million compared with $478.5 million in 2000. The decrease was mainly attributable to lower selling prices and to general market conditions.

Gross margin, as a percentage of net sales, increased to 22.8% in 2001 from 21.5% in 2000.

Operating expenses, as a percentage of net sales, increased to 18.4% from 15.9% in 2000. The increase was a result of higher plant expenses, particularly in the new start up facilities.

Interest expense increased by approximately $0.1 million, or 1.6% to $6.5 million compared to $6.4 million in 2000. This increase was mainly due to the higher level of long-term debt.

Income before income taxes and minority interest decreased by $9.3 million, or 43.9% to $11.9 million in 2001 from $21.2 million in 2000. Income taxes in 2001 were $3.9 million and represented 32.8% of income before taxes and minority interest, compared to $8.0 million representing 37.8% of income before income taxes and minority interest in 2000.

Fiscal Year Ended 2000 Compared to Fiscal Year Ended 1999

The Company finished the year with record net sales of $478.5 million compared with $426.7 million in 1999, an increase of approximately $51.8 million, or 12.1%. The increase was attributable to higher selling prices through the first half of the year and to higher volumes. Tons sold and processed increased by 25.4% to 1,394,000 tons in 2000 from 1,111,000 tons in 1999. Tons sold and processed in 2000 include 795,000 tons from direct sales and 599,000 tons from toll processing, compared with 761,000 tons from direct sales and 350,000 tons from toll processing in 1999.

Gross margin, as a percentage of net sales, decreased to 21.5% in 2000 from 22.3% in 1999. The first half of fiscal 2000 began with a strong performance but was negatively impacted by the rapid decline of selling prices in the latter part of the year due to softening demand.

Operating expenses, as a percentage of net sales, increased to 15.9% from 15.6% in 1999. The increase was a result of higher plant expenses in the newest facilities being in full operation during the entire year compared to only part of the year in 1999.

Interest expense increased by approximately $1.2 million, or 23.1% to $6.4 million compared to $5.2 million in 1999. This increase was mainly due to the higher bank indebtedness in 2000 required to finance inventories and increased sales volumes. As at November 25, 2000, the Company had successfully reduced inventory levels to be in position to take advantage of well priced buying opportunities.

The Company, from time to time, utilizes forward foreign exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars. As at November 25, 2000, the Company had no forward foreign exchange contracts outstanding since its receipts in U.S. dollars were used for purchases and capital expenditures in U.S. dollars. As at November 27, 1999, the fair value of the forward exchange contracts was $0.1 million below their carrying value, giving rise to unrealized exchange losses which were required to be recognized in income.

Income before income taxes and minority interest decreased by $2.9 million, or 12.0% to $21.2 million in 2000 from $24.1 million in 1999. Income taxes in 2000 were $8.0 million and represented 37.8% of income before taxes and minority interest, compared to $9.4 million representing 39.0% of income before income taxes and minority interest in 1999.

Fiscal Year Ended 1999 Compared to Fiscal Year Ended 1998

Tons sold and processed increased by 32.1% to 1,111,000 tons in 1999 from 841,000 tons in 1998. Tons sold and processed in 1999 included 761,000 tons from direct sales and 350,000 tons from toll processing of which 209,422 tons (net of 122,123 tons processed for Canadian Affiliates) were from NSPC for ten months of the year, compared with 683,000 tons from direct sales and 158,000 tons from toll processing in 1998.

Net sales increased by approximately $25.6 million, or 6.4% to $426.7 compared with $401.1 million in 1998 due to higher volumes and despite lower average sales prices.

Gross margin, as a percentage of net sales, increased to 22.3% in 1999 from 19.1% in 1998. The gross margin improvements reflected the results of the Company's continuing strategy to develop a higher margin customer base, stronger market conditions and the inclusion of NSPC tolling revenues for ten months of the year.

Operating expenses, as a percentage of net sales, increased to 15.6% from 14.0% in 1998 due in large part to the inclusion of the operations of Argo Steel—Brampton for eleven months of the year and NSPC for ten months of the year.

Interest expense remained unchanged at $5.2 million despite interest rate increases and additional long-term debt relating to NSPC due to fluctuations in various working capital items.

Income before unrealized losses on foreign exchange contracts, income taxes and minority interest increased by $8.2 million, or 51.3% to $24.2 million in 1999 from $16.0 million in 1998.

The fair value as at November 27, 1999 of the forward foreign exchange contracts which the Company utilizes to hedge its exposure to exchange rate fluctuations in connection with future sales denominated in U.S. dollars was $0.1 million below their carrying value, giving rise to unrealized exchange losses which are required to be recognized in current income. As at November 28, 1998, the fair value of the forward exchange contracts was $1.2 million below their carrying value.

Income before income taxes and minority interest increased by $9.3 million, or 62.8% to $24.1 million in 1999 from $14.8 million in 1998. Income taxes in 1999 were $9.4 million and represented 39.0% of income before taxes and minority interest, compared to $5.8 million representing 39.1% of income before income taxes and minority interest in 1998.

Liquidity and Capital Resources

The Company's principal capital requirement is to fund its growth, including strategic acquisitions, the purchase and upgrading of processing equipment, the construction and upgrading of related facilities and additional working capital. Historically, the Company has used cash generated from operations and revolving credit borrowings under its credit facilities to finance its working capital requirements and has financed acquisitions and capital additions from the proceeds of long-term indebtedness under the credit facilities.

Net cash from (used for) operating activities for fiscal 1999, 2000 and 2001 was $22.7 million, ($7.1) million and $28.2 million, respectively.

Net cash used for investing activities for fiscal 1999, 2000 and 2001 was $7.0 million, $26.6 million and $14.6 million, respectively. During 2001, cash used for investing activities consisted primarily of $9.3 million of capital expenditures.

Net cash from (used for) financing activities for fiscal 1999, 2000 and 2001 was ($10.1) million, $32.2 million and ($7.2) million, respectively.

The Company believes that funds available under the credit facilities together with the funds from operations will be sufficient to provide the Company with the liquidity necessary to fund its anticipated working capital requirements and capital expenditure requirements over the next 24 months. Capital requirements are subject to change as business conditions warrant and opportunities arise. In connection with its internal and external expansion strategies, the Company may from time to time seek additional funds to finance the development of new facilities and major improvements and additions to processing equipment to respond to customers' demands.

At November 24, 2001, the Company's revolving credit facilities consisted of the following:

(i) a revolving credit agreement entered into during 2001 by a U.S. wholly-owned subsidiary of the Company with a group of U.S. banks providing for borrowings, based upon a formula, of up to $40.0 million through April 7, 2006. At November 24, 2001 there were no borrowings outstanding under this agreement. The interest rate on the borrowings under the credit agreement is the lead bank's prime rate, currently 4.25%, plus 0.5% or LIBOR, currently 2.11%, plus 1.75%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base. Borrowings are collateralized by substantially all of the assets of the U.S. subsidiary; and

(ii) a revolving credit facilities entered into with certain Canadian banks, each of which are reviewable annually and bear interest at a floating rate based on such Canadian banks' prime rate, currently 4.5%, plus various premiums ranging from 0.0% to 0.50%. At November 24, 2001, the Company's outstanding borrowings under the Canadian credit facilities were approximately $7.2 million and were incurred in connection with working capital requirements arising in the ordinary course of business.

Each of the credit facilities is secured by the accounts receivable, inventories and, in some cases, certain real property of each entity which is a borrower or guarantor under the respective revolving credit agreement. There are no cross collateralizations among the various Canadian credit facilities or between the Canadian credit facilities and the U.S. credit facility.

At November 24, 2001, the Company's long-term debt consisted of the following:

(i) a loan of approximately $0.3 million secured by a Personal Property Security Agreement and a first hypothec (or lien) on the vehicles, machinery and equipment of a Canadian wholly-owned subsidiary, bearing interest at a Canadian bank's prime rate, currently 6.5%, minus 1%;

(ii) a loan amounting to $0.5 million secured by way of a security agreement constituting a first fixed charge on the machinery, equipment and vehicles of a Canadian subsidiary, bearing interest at 8.9%;

(iii) loans from a shareholder, amounting to $0.5 million, bearing interest at 8%;

(iv) loans from minority shareholders, amounting to $0.3 million, bearing interest at prime, currently 4.5%, plus a premium of 0.5%;

(v) a credit facility entered into with a group of Canadian banks consisting of a term facility and a revolving demand facility, expiring on February 28, 2006. Borrowings under the term facility amounted to $12.7 million at November 24, 2001 of which an amount of approximately $3.6 million bears interest at a rate of 6.43% plus a premium varying from 0% to 0.75%, an amount of approximately $4.9 million bears interest at a rate of 6.4% plus a premium varying from 0% to 0.75%, an amount $0.5 million bears interest at a rate of 8.0% plus a premium varying from 0% to 0.75%, an amount of $0.7 million bears interest at a rate of 7.97% plus a premium varying from 0% to 0.75% and an amount of approximately $3.0 million is available either by way of prime rate loans bearing interest at a Canadian bank's prime rate, currently 4.5%, plus a premium varying from 0% to 0.75%, or by way of bankers' acceptances having discount rates varying from 1% to 1.75% and having maturities of one to six months. The revolving demand facility of approximately $0.5 million bears interest at a Canadian bank's prime rate, currently 4.5%, plus a rate varying from 0% to 0.75%, none of which was outstanding at November 24, 2001. The credit facility is secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of a Canadian wholly owned subsidiary and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by the Canadian subsidiary. The Company has given an unsecured, unlimited guarantee and a limited recourse pledge on its investment in the Canadian subsidiary;

(vi) a matched fund term loan amounting to $1.7 million, secured by a moveable hypothec (or lien) on an aircraft owned by the Company and bearing interest at 7.4%; and

(vii) a $53.0 million term loan agreement entered into during 2001 by a U.S. wholly-owned subsidiary of the Company with a group of U.S. banks. As at November 24, 2001, $51.5 million was outstanding. The interest rate on the term loan is the lead bank's prime rate, currently 4.25%, plus a premium of 0.5% or LIBOR, currently 2.11%, plus a premium of 1.75%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base. The term loan is collateralized by substantially all of the assets of the U.S. subsidiary. As required by the term loan agreement, the U.S. subsidiary has entered into an interest rate swap agreement to fix the interest rate at 5.27% on borrowings of $40.0 million through April 16, 2003, thereafter borrowings up to $30.0 million through April 16, 2005 and borrowings up to $20.0 million through April 16, 2006. As of November 24, 2001, the interest rate on $40.0 million was 7.02% (5.27% plus applicable premium) and the interest rate on the excess was 4.75% (4.25% plus applicable premium). See "Hedging".

The credit facilities contain various restrictive covenants which require minimum net worth levels, maintenance of certain financial ratios and limitations on dividends and capital expenditures. The credit facilities allow the payment to the Company of dividends and interest from its subsidiaries under certain conditions.

Pursuant to the BethNova joint venture agreement, the Company has guaranteed the obligation of a U.S. subsidiary to invest in the capital of the joint venture to a maximum of $10.8 million. At November 24, 2001, the Company had contributed $6.1 million to the joint venture.

Effects of Inflation

Inflation generally affects the Company by increasing the cost of personnel, processing equipment, purchased steel and borrowings under the Company's credit facilities and other indebtedness. The Company does not believe that inflation has had a material effect on its operating income over the last three fiscal years. However, it has had and could have a material effect on the Company's financing costs based on inflation's impact on amounts borrowed, the prime rate and LIBOR.

Hedging

The Company, from time to time, utilizes forward contracts to hedge its exposure to Canadian dollar exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars. Realized gains and losses on the forward exchange contracts are included in income as offsets to gains and losses arising from underlying hedged transactions. Unrealized exchange gains and losses on the forward exchange contracts are included in income as recognized. Forward contracts are entered into with reputable financial institutions and the Company does not enter or hold foreign exchange forward contracts for trading purposes. There were no forward foreign exchange contracts outstanding at year end.

Interest rate swap agreements are used by the Company to hedge its exposure to interest rate risk and are accounted for on an accrual basis. The Company does not enter or hold interest rate swaps for trading purposes. As at November 24, 2001, a U.S. wholly-owned subsidiary of the Company had an interest rate swap agreement to manage its exposure to interest rate risk as required under the terms of the U.S. term loan agreement. See "Liquidity and Capital Resources". This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date it was designated as a cash flow hedge and its fair value was recognized on the balance sheet. Changes in the fair value of this derivative are reported as a separate component of shareholders' equity in accumulated other comprehensive loss.

As at November 25, 2000 and November 27, 1999, prior to the adoption of the Statement of Financial Accounting Standards ("SFAS") No. 133 (see "Changes in Accounting Policies"), the interest rate swap agreement used by the U.S. subsidiary of the Company to hedge its exposure to interest rate risk had an unfavorable position reflecting the instrument's estimated fair value of approximately $0.0 million and $0.1 million, respectively, which was not recognized in the Company's financial statements.

Current and Pending Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." This statement requires that all business combinations initiated after June 30, 2001 must be accounted for using the purchase method of accounting.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Intangible Assets." This statement prescribes accounting for all purchased goodwill and intangible assets and states that acquired goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment annually while other intangible assets with finite lives should be amortized over their useful economic life. The statement is effective for fiscal years beginning after December 15, 2001. Management has not yet determined the impact of the application of this statement which will come into effect for the Company beginning with the first quarter of the fiscal year ending in 2003.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and is effective for fiscal years beginning after June 15, 2002.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001.

Changes in Accounting Policies

Effective November 26, 2000, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires all derivatives to be recorded on the balance sheet as assets or liabilities at their fair value. As well, SFAS No. 133 establishes new criteria for hedge accounting. In adopting SFAS No. 133, the Company did not incur any transition adjustments.

Until 1999, one of the Company's wholly-owned subsidiaries used the last in, first out (LIFO) method to determine cost. During 2000, the subsidiary changed to the average cost method. This change in accounting policy was made to provide a better measurement of operating results. This accounting change was not material to the financial statements on an annual or quarterly basis and accordingly, no retroactive restatement of the November 27, 1999 consolidated statement of operations and comprehensive income was made.

Trend Information

The steel service center industry is a regional business servicing many different industrial sectors. Currently, this market is affected by the general economic slowdown, the duration of which is difficult to assess.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding the Company's directors and senior management:

Name	Age	Positions(s) Held
D. Bryan Jones[(a)(b)]	61	Chairman of the Board, President, Chief Executive Officer and Director
Christopher H. Pickwoad[(b)]	62	Executive Vice President, Chief Financial Officer and Director
Robert D. Taberner	50	Vice President and General Manager—Nova Steel, Ontario
Stephen D. Shaw	54	President and Chief Operating Officer—American Steel
Scott B. Jones	37	Vice President, Secretary and Director
Roger Daigneault	45	Vice President—Corporate Purchasing
Peter V. Balboni	55	Vice President, Finance and Treasurer—American Steel
Michael L. Richards[(c)]	62	Director
John LeBoutillier[(a)(b)(c)]	57	Director
W. Allan Hopkins[(a)(c)]	63	Director

(a) Member of Compensation Committee.

(b) Member of the Nominating Committee.

(c) Member of the Audit Committee.

D. Bryan Jones has over 40 years of experience in the selling, marketing and production of flat-rolled products. In 1967, he and a partner formed St. Laurent Steel, which was later sold to a major North American steel service center. After a number of years as Vice President and General Manager of St. Laurent Steel, he left in 1979 and incorporated Nova Steel Ltd. He has served as President and Chief Executive Officer and as a director of Nova since its founding. He has been Chairman of the Board, President, Chief Executive Officer and a director of the Company since April 4, 1997.

Christopher H. Pickwoad has 21 years of experience in the steel industry and has been employed by Nova since 1982. Prior to 1982, he was a partner of a firm of chartered accountants. Mr. Pickwoad has been Executive Vice President, Chief Financial Officer and a director of the Company since April 4, 1997.

Robert D. Taberner has 22 years of sales and marketing experience in the Ontario flat-rolled market. He has served as the Vice President and General Manager of the Ontario facilities since 1992.

Stephen D. Shaw has 34 years experience in the steel industry, the last 21 years of which were in steel distribution in Canada and the United States prior to joining Nova in August 1997.

Scott B. Jones has fourteen years of experience in the steel industry and has been employed by Nova since 1991. He has been a Vice President, Secretary and a director of the Company since April 4, 1997. He is the son of D. Bryan Jones.

Roger Daigneault has been employed by Nova since 1984. He was employed by Ispat Sidbec Inc. for eight years in sales and production prior to joining Nova.

Peter V. Balboni joined American Steel in 1975 and has served as its Vice President, Finance and Treasurer since 1980.

Michael L. Richards has been a director of the Company since September 24, 1997. Mr. Richards is a partner in the law firm of Stikeman Elliott, Canadian counsel to the Company.

John LeBoutillier has been a director of the Company since September 24, 1997. Mr. LeBoutillier has been the Chairman of the Board of Intellium Technologies Inc. since February 2001. He was formerly, from March 2000 to February 2001, a company director, from November 1996 to March 2000, President and Chief Executive Officer of Iron Ore Company of Canada and prior to November 1996, President and Chief Executive Officer of Ispat Sidbec Inc., the major steel supplier with which the Company owns Delta Tube and Company, Limited.

W. Allan Hopkins has been a director of the Company since September 24, 1997. Mr. Hopkins is currently a company director. He was formerly, from March 1998 to August 2000, President and Chief Executive Officer of Atlas Steels Inc., from January 1993 to June 1996, President and Chief Executive Officer of Algoma Steel Inc. and prior to January 1993, Senior Vice President of Stelco Inc.

Compensation

During the fiscal year ended November 24, 2001, the aggregate compensation paid by the Company to the named directors and executive officers as a group for services rendered by them to the Company in their capacities as officers totaled $3,003,292. Payments made by the Company to the named directors for their services as directors amounted to $46,000. An executive officer of the Company receives, as a bonus, a certain percentage of pre-tax earnings of the operations that he manages, which percentage is determined by negotiations between such officer and the Company. This bonus is included in the aggregate compensation disclosed in this paragraph.

Board Practices

Directors of the Company are elected and retire in rotation, such that at the first meeting of the shareholders for the election of directors, one-third of the number of directors to be elected were elected to hold office until the first annual meeting of shareholders held after that meeting, one-third of the number of directors to be elected were elected to hold office until the second annual meeting of the shareholders held after that meeting and the balance of the number of directors to be elected were elected to hold office until the third annual meeting of shareholders held after that meeting. At each annual meeting thereafter, directors shall be elected to fill the positions of those directors whose term of office has expired and each director so elected shall hold office until the third annual meeting after his election. A director whose term of office has expired may, if qualified, be re-elected.

The entire Board of Directors currently consists of six members. The term of office of Scott B. Jones and W. Allan Hopkins will expire at the Annual Meeting of Shareholders (the "Meeting") of the Company which will be held on March 27, 2002. The term of office of D. Bryan Jones and John LeBoutillier will expire at the first annual meeting of shareholders held after the Meeting or until their successors are elected or appointed. The term of office of Christopher H. Pickwoad and Michael L. Richards will expire at the second annual meeting of shareholders held after the Meeting or until their successors are elected or appointed.

The Company does not have any service contracts with any directors providing for benefits upon termination of employment or term of office.

Board Committees

To date the Board of Directors has established three committees: (i) a Compensation Committee to make recommendations concerning salaries, incentive compensation and stock option grants for employees, directors and consultants of the Company; (ii) an Audit Committee to review the annual and quarterly results, communications with shareholders, the scope of the audit and other services provided by the Company's independent auditors and to recommend to the board the selection and remuneration of the auditors, and (iii) a Nominating Committee to advise and make recommendations to the Board of Directors concerning the selection of candidates as nominees for directors.

Employees

Currently, at its 24 facilities, the Company has approximately 1,087 employees of whom approximately 28.6% working at ten of the Company's facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations. During the next twelve months, the labor contract with the Teamsters covering fourteen employees at the Company's Ashland facility will expire. Management believes relations with its employees are good, which is supported by historically low rates of employee turnover. The Company has not experienced a work stoppage by any of its unions or employee associations in over twenty years.

Nova's approximately 680 employees are categorized as follows: production and warehouse employees (76%), sales personnel (7%), truck drivers (3%) and administrative employees (14%). The U.S. Affiliates' approximately 407 employees are categorized as follows: production and warehouse employees (47%), sales personnel (21%), truck drivers (16%) and administrative employees (16%).

Share Ownership

The following table sets forth certain information with respect to the ownership of the Common Shares as of February 20, 2002 by (i) each director and senior manager of the Company and (ii) all directors and senior managers as a group. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of Common Shares set forth opposite their names.

Names of Beneficial Owners	Number of Common Shares Beneficially Owned	Ownership Percentage
D. Bryan Jones	6,205,290 (a)	63.97%
Christopher H. Pickwoad	153,913	1.59%
Robert D. Taberner	240,000 (b)	2.33% (b)(d)
Stephen D. Shaw	240,000 (b)	2.33% (b)(d)
Scott B. Jones	1,477,901 (c)	15.24%
Roger Daigneault	120,000 (b)	1.17% (b)
Peter V. Balboni	2,400	*
Michael L. Richards	12,400	*
John LeBoutillier	10,300	*
W. Allan Hopkins	1,000	*
All directors and senior managers as a group	8,463,204 (d)	82.17% (d)

* Less than 1%.

(a) Includes 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones, and 1,381,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc.

(b) Represents vested stock options. See "Share Option Plan".

(c) Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones and 372,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc.

(d) Computed including 600,000 vested stock options.

Share Option Plan

The following is a summary of the principal features of Novamerican Steel Inc. 1997 Share Option Plan (the "Share Option Plan").

The Share Option Plan provides for the grant of incentive stock options ("ISOs") as defined in Section 422 of the Internal Revenue Code of 1986, as amended, (the "Code"), nonqualified stock options ("NSOs") and other rights (collectively "Awards"). The Company has reserved 1,500,000 Common Shares for issuance under the Share Option Plan. Administration of the Share Option Plan has been assigned to the Compensation Committee, a committee consisting of two or more directors of the Company, a majority of whom are disinterested. The Compensation Committee has, subject to the terms of the Share Option Plan, the authority to grant Awards under the Share Option Plan, to construe and interpret the Share Option Plan and to make all other determinations and take any and all actions necessary or advisable for the administration of the Share Option Plan.

The Company's key employees, directors and other individuals who render services of special importance to the management, operation and development of the Company or a subsidiary are eligible to receive Awards under the Share Option Plan, but only employees of the Company and its subsidiaries are eligible to receive ISOs. Options will be exercisable during the period specified by the Compensation Committee in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule to be determined by the Compensation Committee. Notwithstanding the provisions of any option agreement, options may, in the discretion of the Compensation Committee, become immediately exercisable in the event of a "change of control" (as defined in the Share Option Plan) of the Company and in the event of certain mergers and reorganizations of the Company. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the Common Shares).

The exercise price for ISOs granted under the Share Option Plan may be no less than the fair market value of the Common Shares on the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the Common Shares). The exercise price for NSOs and all other Awards granted under the Share Option Plan will be in the discretion of the Compensation Committee.

The Compensation Committee may grant Stock Appreciation Rights ("SARs") to Share Option Plan participants as to such number of Common Shares and on such terms and conditions as it may determine. SARs may be granted separately or in connection with ISOs or NSOs. Upon exercise of a SAR, the holder is entitled to receive payment equal to the excess of the fair market value on the date of exercise of the number of Common Shares for which the SAR is exercised, over the exercise price for such Common Shares under a related option, or if there is no related option, over an amount per Common Share stated in the written agreement setting forth the terms and conditions of the SAR.

On September 24, 1997, options to purchase 750,000 Common Shares were granted to three executive officers, vesting over a five year period and expiring in ten years, at an exercise price of $14.00 per share. Such options represent the only Awards granted and currently outstanding under the Share Option Plan. To date none of these options has been exercised.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information with respect to the ownership of the Common Shares as of February 20, 2002 by each person or entity known by the Company to beneficially own more than 5% of the Common Shares. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of Common Shares set forth opposite their names.

Names of Beneficial Owners	Number of Common Shares Beneficially Owned	Ownership Percentage
D. Bryan Jones	6,205,290 (a)	63.97%
Scott B. Jones	1,477,901 (b)	15.24%
Fidelity Management and Research	966,500	9.96%

(a) Includes 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones, and 1,381,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc. D. Bryan Jones held 63.15% of the Common Shares in 1999 and 63.97% of the Common Shares in 2000.

(b) Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones and 372,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc.

The Company believes that less than 20% of the Common Shares are held in the United States. It is impractical for the Company to estimate how many record holders are in the United States.

No arrangements are known to the Company at this time, the result of which may at a subsequent date result in a change in control of the Company.

Shareholder Protection Rights Plan

On September 24, 1997, Novamerican's Board of Directors and shareholders adopted and approved a shareholder protection rights plan. Under the plan, one common share purchase right (a "Right") is attached to each Common Share issued or outstanding. Each Right entitles the holder to buy one Common Share (or, in certain circumstances, to receive cash, property or other securities of the Company) at a predetermined exercise price. The rights will separate from such Common Shares and a distribution date (the "Distribution Date") will occur in the event of, and after a period of time following, either a public announcement by the Company that a person or group of affiliated or associated persons, with certain exceptions, (an "Acquiring Person"), has acquired or has obtained the right to acquire beneficial ownership of 20% or more of the outstanding Common Shares (the date of such announcement being a "Share Acquisition Date") or the commencement of a tender or exchange offer that would result in the same situation. Each of the existing shareholders, subject to certain restrictions on additional Common Share ownership, would be excluded from the definition of Acquiring Person. The Rights would not be exercisable until the Distribution Date and would expire at the close of business on the day five years after the adoption of the plan, unless earlier redeemed or exchanged by the Company. Until a Right is exercised, the holder thereof, as such, would have no right to vote or receive dividends.

In the event a person were to become an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding Common Shares at a price on terms which a majority of the independent members of the Board of Directors were to determine to be fair to and otherwise in the best interests of the Company and its shareholders) (a "Flip-in Event"), each holder of a Right would thereafter have the right to receive, upon exercise of such Right, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a market price equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-in Event, all Rights beneficially owned by any Acquiring Person (or by certain related parties) would be null and void in the circumstances set forth in the plan.

For a period of time following the Share Acquisition Date, the Company would be permitted to redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable at the option of the Company, in cash, Common Shares or other consideration as the Board of Directors of the Company may determine. Immediately upon the effectiveness of the action of the Company's Board of Directors ordering redemption of the Rights, the Rights would terminate and the only right of the holders of Rights will be to receive the $0.01 per Right redemption price.

Related Party Transactions

A Canadian corporation owned by Scott B. Jones, a director and officer of the Company and the son of D. Bryan Jones, the Chairman and Chief Executive Officer of the Company, owns five facilities located in Canada comprising a total of 241,700 square feet and leases them to the Company on a triple-net basis at an aggregate annual rent of approximately $825,000. Another Canadian corporation owned 50% by a Canadian corporation owned by Scott B. Jones and 50% by a Canadian corporation owned by Peter J. Ouimet, a minority shareholder in and President of Argo Steel Ltd., a Canadian subsidiary of the Company, owns a facility located in Canada comprising a total of 43,300 square feet and leases it to the Company on a triple-net basis at an aggregate annual rent of approximately $141,000. Another Canadian corporation owned 50% by a Canadian corporation owned by Scott B. Jones owns a facility located in Canada comprising a total of 118,292 square feet and began leasing it to the Company as of February 1, 2002 on a triple-net basis at an aggregate annual rent of approximately $306,000. All the facility leases expire at varying dates between November 30, 2002 and April 30, 2007, and are all subject to one or two five-year renewal options.

A Canadian corporation owned by Scott B. Jones owns thirteen trailers and seven tractors which it leases to the Company at an annual aggregate rent of $192,000 and provided transportation arrangements amounting to $6,003,000 to the Company during 2001.

The Company has adopted the policy that all transactions with any director or officer of the Company, any person or entity that beneficially owns or exercises control or direction over shares carrying more than 5% of the voting rights attached to all shares of the Company, or any of their affiliates, shall be subject to approval by a majority of the independent members of the Board of Directors of the Company, are on terms no less favorable to the Company than could be obtained from unaffiliated parties, and are reasonably expected to benefit the Company. The terms of the above described leases and service agreements have been approved by at least a majority of the independent members of the Board of Directors of the Company in accordance with such policy. In the case of service agreements, such approval is subject to certain terms and conditions which management reasonably believes are being met.

At November 24, 2001, loans by D. Bryan Jones to the Company amounted to $500,000. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

Michael L. Richards has been a director of the Company since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott, Canadian counsel to the Company.

Information required under Item 7.B.2 has been filed with the Company's Management Proxy Circular on Form 6-K dated the date hereof.

ITEM 8 FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

See Item 18 for the Financial Statements.

The Company is a party to various claims and legal actions that it believes are ordinary in nature and incidental to the operation of its business or are covered by insurance. In the opinion of management, the outcome of such claims and proceedings will not have a material adverse effect upon the Company's business, operations or financial condition. See "Key Information—Risk Factors—Environmental Matters."

The Company does not anticipate paying cash dividends on the Common Shares for the foreseeable future. The Company, at present, intends to retain any future earnings to finance operations and expansion.

During 2001, the Company's export sales amounted to $21.1 million, or 5.1%, of net sales. See "Financial Statements—Note 18."

No significant changes have occurred since the date of the Company's Financial Statements.

ITEM 9 THE OFFER AND THE LISTING

Offer and Listing Details

The following table sets forth the annual high and low sale price information for trading of the Common Shares on the Nasdaq under the symbol TONS since the Company became public.

Period	High	Low
	$	$
1999	13.75	8.00
2000	10.75	5.63
2001	6.00	4.23

The following table sets forth the quarterly high and low sale price information for trading of the Common Shares on the Nasdaq under the symbol TONS for the past two fiscal years.

Period	High	Low
	$	$
First Quarter 2000	10.75	7.88
Second Quarter 2000	10.25	8.25
Third Quarter 2000	10.25	7.88
Fourth Quarter 2000	10.44	5.63
First Quarter 2001	6.00	4.75
Second Quarter 2001	6.00	4.75
Third Quarter 2001	6.00	4.75
Fourth Quarter 2001	5.25	4.23

The following table sets forth the monthly high and low sale price information for trading of the Common Shares on the Nasdaq under the symbol TONS for the past six months.

Period	High	Low
	$	$
August 2001	5.25	5.00
September 2001	5.25	5.00
October 2001	5.17	5.00
November 2001	5.05	4.23
December 2001	6.00	2.05
January 2002	6.79	5.00

Markets

The Company's Common Shares currently trade on the Nasdaq where they were initially traded on October 31, 1997, in connection with the Company's initial public offering. The Common Shares are not traded on any other exchanges. Prior to October 31, 1997, there was no public market for such shares.

ITEM 10 ADDITIONAL INFORMATION

Certificate and Articles of Incorporation

The Company has been incorporated under, and is subject to the provisions of, the Canada Business Corporations Act (the "CBCA"). Section 6 of the Company's Articles of Incorporation (the "Articles") does not restrict the type of business that the Company may carry on.

Common Shares. Holders of Common Shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders, except matters submitted to a vote of another class or series of shares. Holders of Common Shares do not have cumulative voting rights. Holders of Common Shares are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to receive the assets of the Company. Holders of Common Shares have no preemptive, subscription, redemption or conversion rights. The rights of the holders of Common Shares are subject to the rights of the holders of any Preferred Shares which may, in the future, be issued. The outstanding Common Shares are fully paid and non-assessable.

Preferred Shares. The Board of Directors is authorized to issue Preferred Shares, in one or more series, and to fix the rights, privileges, restrictions, conditions and limitations, and the number of shares constituting any series or the designations of such series, without further vote or action by the shareholders. Because the terms of the Preferred Shares may be fixed by the Board of Directors without shareholder action, the Preferred Shares could, subject to regulatory policies, be issued quickly with terms calculated to defeat an attempted takeover of the Company or to make the removal of management more difficult. Under certain circumstances, this could have the effect of decreasing market value of the Common Shares. Preferred Shares rank senior to the Common Shares as to the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. The Company has no present plans to issue any Preferred Shares.

Changes to the Rights of Shareholders. The Company may amend, by special resolution, its articles of incorporation to change the rights attached to its Common Shares. A special resolution is a resolution passed by a majority of not less than two thirds of the votes cast by shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

Shareholders' Meetings. The annual meeting of the shareholders shall be convened at such day in each year and at such time as the Board of Directors may by resolution determine. Other meetings of the shareholders may be convened by order of the chairman of the board, the president or a vice-president who is a director or by the Board of Directors, to be held at such time and place as may be specified in such order.

Voting Rights of Non-resident Shareholders. Neither Canadian law nor the Company's organizational documents restrict or prohibit the right of non-resident or foreign shareholders to hold or exercise voting rights of its Common Shares. See "Exchange Controls".

Change in Control. Certain provisions of the Company's Articles and the Company's By-laws (the "By-laws") could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions could discourage certain types of coercive takeover practices and inadequate takeover bids and may encourage persons seeking to acquire control of the Company to negotiate first with the Company.

Number of Directors; Residency Requirements; Vacancies; Removal. The Articles provide that there shall be a minimum of three directors and a maximum of fifteen directors and that the Board of Directors shall be elected and shall retire in rotation. The exact number of directors is fixed by the Board of Directors, subject to the requirement of the CBCA that the Company have a minimum of three directors, at least two of whom are not officers or employees of the Company or its affiliates. The CBCA provides that one quarter of the directors of a corporation must be "resident Canadians", defined to include Canadian citizens and permanent residents ordinarily resident in Canada.

The CBCA provides that a vacancy on the Board of Directors may be filled by a quorum of directors, except for a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the Articles.

The directors of a CBCA corporation may be removed from office by a resolution passed by a majority of votes cast at a special meeting of the shareholders, subject to applicable class or cumulative voting rights.

Limitations on Liability of Officers and Directors. The CBCA provides that a corporation may indemnify, and the Company's By-laws provide that the Company shall indemnify, in each case except in respect of an action by or on behalf of the Company or a body corporate of which the Company is or was a shareholder or creditor to procure a judgment in its favor, an officer or a director of the Company, a former officer or director of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Company or such body corporate, if he acted honestly and in good faith with a view to the best interests of the Company, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

Amendment of Certain Provisions of the Articles; Fundamental Changes. In accordance with the provisions of the CBCA, an amendment to the Articles of the Company (except in limited circumstances) and the merger, consolidation or dissolution of the Company (each such event, a "fundamental change") will require the approval of not less than two-thirds of the votes cast by the shareholders voting in person or by proxy at a special meeting of the shareholders of the Company. The By-laws of the Company provide that one person present and holding or representing by proxy at least one issued voting share of the Company shall be a quorum of any meeting of the shareholders for the choice of a chairman of the meeting and for the adjournment of the meeting; for all other purposes a quorum for any meeting (unless a different number of shareholders and/or a different number of shares are required to be represented by the CBCA or by the Articles or By-laws of the Company) shall be persons present being not less than two in number and holding or representing by proxy at least 20% of the shares entitled to vote at such meeting.

Material Contracts

On February 3, 2000, Novamerican Tube Holdings, Inc., a subsidiary of ISI, formed a joint venture with Bethlehem Steel Corporation, BethNova, to produce steel tubing for use in hydroforming of automobile and truck components. See "Information on the Company—History and Development of the Company."

On April 6, 2001, a U.S. subsidiary entered into: (i) a new revolving credit agreement with a group of banks providing for borrowings, based upon a formula, of up to $40,000,000 through April 7, 2006; and (ii) a $53,000,000 term loan agreement with a group of banks maturing on April 7, 2006. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources".

Exchange Controls

There is no limitation imposed by Canadian law or by the Articles or other constituent documents of the Company on the right of a non-resident or foreign owner to hold or vote Common Shares of the

Company, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada) and by the World Trade Organization (the "WTO") Agreement Implementation Act.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Common Shares of the Company by a non-Canadian (other than a "WTO investor," as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company (calculated as prescribed in the Regulations to the Investment Act) were CDN$5 million or more. An indirect acquisition of control of the Company by a non-WTO investor would be reviewable under the Investment Act if the value of the assets of the Company amounted to CDN$50 million or more.

The Investment Act defines a "WTO investor" as an individual, other than a Canadian, who is a national or permanent resident of a WTO member country; a federal, state, or local government of a WTO member country, or an agency thereof; a WTO investor-controlled entity (defined under the Investment Act as including an entity in which WTO investors own a majority of voting interests and in which the entity is controlled in fact by WTO investors); a corporation, a limited partnership, or a trust, which is not controlled in fact through the ownership of its voting interests, but in which two-thirds of its board of directors, general partners, or trustees, as the case may be, are WTO investors or Canadians; or any other form of business organization specified by regulation and controlled by a WTO investor. The current list of WTO member countries includes the United States.

An investment in Common Shares of the Company by a WTO investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded the prescribed amount for the calendar year in which the investment is implemented, as calculated in accordance with the Regulations to the Investment Act. For 2001, the prescribed amount was CDN$209 million. An indirect acquisition of control of the Company by a WTO investor would be reviewable under the Investment Act if the value of the assets of the business located in Canada amounts to more than 50% of the asset value of the transaction and the entity carrying on the Canadian business has assets equal to or greater than the prescribed amount referred to above.

A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if that person acquired a majority of the Common Shares of the Company. The acquisition of less than a majority, but one-third or more of the Common Shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquiror through the ownership of Common Shares.

Certain transactions in relation to Common Shares of the Company would be exempt from the application of the Investment Act, including:

(a) an acquisition of Common Shares of the Company if the acquisition were made by a person in connection with that person's business as a trader or dealer in securities;

(b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

(c) an acquisition of Common Shares of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Taxation

Purchasers of the Common Shares should consult their own tax advisers with respect to their particular circumstances and with respect to the effects of state, local or foreign (including Canadian) tax laws to which they may be subject.

Canadian Federal Income Tax Consequences

The following, in the opinion of Stikeman Elliott, counsel to the Company, accurately summarizes the material Canadian federal income tax consequences relevant to an investment in the Common Shares listed on the Nasdaq by individuals and corporations who are residents of the United States and are not residents of Canada for the purposes of the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended (the "Convention"), who hold their Common Shares as capital property and deal at arm's length with the Company for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and who do not use or hold and are not deemed to use or hold such Common Shares in connection with a business carried on through a permanent establishment or a fixed base in Canada (collectively, "U.S. Residents"). Common Shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder and the provisions of the Convention as in effect on the date hereof. Other than specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by the Minister of Finance of Canada, prior to the date hereof, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident. Accordingly, U.S. Residents should consult with their own tax advisors for advice with respect to their own particular circumstances.

A U.S. Resident will not be subject to tax in Canada on any capital gain realized on a disposition of Common Shares, provided that the Common Shares do not constitute "taxable Canadian property" of the U.S. Resident at the time of the disposition for purposes of the Canadian Tax Act. So long as the Common Shares are listed on the Nasdaq, Common Shares will not generally constitute taxable Canadian property of a U.S. Resident unless, at any time during the five-year period immediately preceding the disposition, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm's length, or any combination thereof, owned, had an interest in or the right to acquire, 25% or more of the issued shares of any series or class of the capital stock of the Company. If the Common Shares are considered taxable Canadian property to a U.S. Resident, the Convention will generally exempt that U.S. Resident from tax under the Canadian Tax Act in respect of a disposition of Common Shares provided the value of the shares issued by the Company is not derived principally from real property situated in Canada. A U.S. Resident who disposes of a Common Share that is taxable Canadian property will be subject to Revenue Canada holdback, notification and certification obligations unless the Common Shares are listed on the Nasdaq at the time of the disposition.

Dividends paid or credited on the Common Shares, or deemed to be paid or credited, to a U.S. Resident in respect of the Common Shares will generally be subject to Canadian withholding tax on the gross amount of the dividends. Currently, under the Convention, the rate of Canadian withholding tax which would apply on dividends paid by the Company to a U.S. Resident is (i) 5% with respect to dividends paid if the beneficial owner of the dividends is a company which owns at least 10% of the voting stock of the Company and (ii) 15% in all other cases.

U.S. Federal Income Tax Considerations

General. The following, in the opinion of Sullivan & Worcester LLP, U.S. counsel to the Company, accurately summarizes the material U.S. Federal income tax consequences to U.S. Holders of owning and disposing of Common Shares. The U.S. Federal income tax discussion is based on (i) provisions of the Internal Revenue Code of 1986, as amended (the "Code") and U.S. Treasury Regulations thereunder, existing, temporary and proposed on the date hereof, (ii) provisions of the Convention as in effect on the date hereof, and (iii) in part, representations of the Company. A "U.S. Holder" is a beneficial owner of the Common Shares who or which is, for U.S. Federal income tax purposes, (i) a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the U.S. Federal income tax laws; (ii) a corporation, partnership or other entity treated as a corporation or partnership for U.S. Federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury regulations; (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations. Notwithstanding the foregoing definition, a holder's status as a U.S. holder might be overridden under the provisions of an applicable tax treaty. Conversely, a "Non-U.S. Holder" is a beneficial owner of the Common Shares who or which is not a U.S. Holder. This summary is subject to any changes to U.S. law or practice occurring after the date hereof, possibly with retroactive effect, including any change in applicable tax treaty provisions, or different interpretations. Furthermore, this discussion is limited to holders of Common Shares who hold such Common Shares as a capital asset within the meaning of Section 1221 of the Code.

This discussion is intended only as a descriptive summary of the material U.S. Federal income tax consequences to certain shareholders, and does not purport to be a complete analysis or listing of all potential tax consequences of the ownership or disposition of Common Shares. This summary is not an exhaustive discussion of all possible tax considerations. In particular, it does not discuss estate and gift taxes, taxes imposed on the Company, and the consequences for U.S. Holders subject to special tax rules, including U.S. expatriates, certain Non-U.S. Holders, dealers in securities, partnerships, insurance companies, regulated investment companies, tax-exempt organizations, banking and financial institutions, persons subject to the alternative minimum tax, persons whose functional currency is not the U.S. dollar, persons holding Common Shares as part of a hedging, conversion or straddle transaction, persons who directly or indirectly or through certain related persons own more than 10% of the capital or voting power of the Company and persons carrying on a trade or business in Canada through a permanent establishment or fixed base for the purpose of which the Common Shares have been acquired or held. Because of these limitations, prospective purchasers of Common Shares should consult their own tax advisors regarding all the tax consequences particular to them of their ownership and disposition of Common Shares.

Taxation of Dividends. For U.S. Federal income tax purposes, the gross amount of a distribution by the Company to U.S. Holders (including any amounts of Canadian tax withheld) will be treated as dividend income to the extent paid out of the Company's current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes). Dividends paid by the Company generally will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally available for United States corporations under the Code. If a dividend is paid in Canadian dollars or other property, the amount includible in income will be the U.S. dollar value of the Canadian dollars or the fair market value of the other property distributed, as determined on the date of receipt by the U.S. Holder or by a nominee, custodian or other agent of such U.S. Holder. A U.S. Holder will have a tax basis in such Canadian dollars or other property for U.S. Federal income tax purposes equal to their U.S. dollar value on the date of receipt. Any subsequent gain or loss in respect of such Canadian dollars arising from exchange rate fluctuations will be ordinary income or loss. If a U.S. Holder has the option to receive a distribution either in cash or in the form of Common Shares, and such U.S. Holder chooses to receive Common Shares (a "Share Distribution"), such U.S. Holder will be treated for purposes of the preceding sentences as having received a distribution to the extent of the fair market value of these Common Shares. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder's allocable share of the Company's current and accumulated earning and profits, such excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's basis in the Common Shares (thereby reducing the U.S. Holder's basis in the Common Shares), and thereafter any remaining distribution in excess of basis would constitute a taxable gain from the deemed sale or exchange of the U.S. Holder's Common Shares. See "Tax on Sale" below. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. Federal income tax liability for Canadian tax withheld from dividends received in respect of the Common Shares. For the purposes of the limitations on use of foreign tax credits, dividends received from the Company generally will be characterized as passive income, or, in the case of certain U.S. Holders, financial services income and therefore any U.S. tax imposed on these dividends cannot be offset by excess foreign tax credits that a U.S. Holder may have from foreign source income not qualifying as passive income or financial services income, respectively. The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian tax withheld.

Tax on Sale. For U.S. Federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of Common Shares (unless a specific nonrecognition provision applies). Such gain or loss will be measured by the difference between the amount of cash (and the fair market value of any other property) received and the U.S. Holder's tax basis in the Common Shares. A U.S. Holder's tax basis in the Common Shares will generally equal the amount paid by such U.S. Holder for the Common Shares (or, in case of Common Shares acquired by way of a Share Distribution, the amount included in income at the time of the Share Distribution). The gain or loss arising from a sale or exchange of Common Shares will be a long-term capital gain or loss if the U.S. Holder's holding period for such Common Shares exceeds one year. In general, the gain from a sale or exchange of Common Shares by a U.S. Holder will be treated as United States source income. However, should any Canadian tax be imposed on the sale or other disposition of the Common Shares by a U.S. Holder and the U.S. Holder is eligible for the benefits of the Convention, an election may be available under the Code pursuant to which a U.S. Holder would, for purposes of computing the foreign tax credit limitation, be entitled to treat the gains as foreign source income. Alternatively, the U.S. Holder may claim a deduction for the amount of Canadian tax withheld.

Passive Foreign Investment Company, Foreign Personal Holding Company or Controlled Foreign Corporation. A "passive foreign investment company" ("PFIC"), as to any U.S. person, is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income at any time during such person's holding period for shares of such corporation. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce those types of income. The Company intends to conduct its affairs so as to avoid the classification of the Company and its subsidiaries as PFICs with respect to U.S. persons holding Common Shares. However, if ever applied to the Company and its subsidiaries, the PFIC rules could produce significant adverse tax consequences for a U.S. Holder, including taxation of disposition gains as ordinary income and the imposition of an interest charge on U.S. Federal income taxes deemed to have been deferred. The Company believes that neither it nor any of its subsidiaries is a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC"). The Company currently believes that neither it nor any of its subsidiaries is a FPHC because it believes that no group of five or fewer United States citizens or residents owns, directly or indirectly, more than 50% of the Company's Common Shares (taking into account the effect of applicable constructive ownership rules). In addition, the Company believes that less than 60% of its gross income will be FPHC income. FPHC income in this context is similar but not identical to passive income under the PFIC rules. If the Company or any subsidiary were to become a FPHC in the future (for example by reason of certain constructive ownership rules or a change in the ownership of its stock) then, in general, each U.S. Holder holding Common Shares on the last day of the Company's taxable year would be treated as receiving a dividend in an amount equal to each such U.S. Holder's share of the Company's or subsidiary's undistributed FPHC income for such taxable year. The Company currently believes that neither it nor any of its subsidiaries is a CFC. A corporation is a CFC if more than 50% of the shares of the corporation, by vote or value, are owned, directly or indirectly (including shares owned through attribution), by "10% CFC Shareholders" (United States persons directly or indirectly owning at least 10% of the total combined voting power of all shares of the corporation). The Company currently believes that neither it nor any of its subsidiaries is a CFC because U. S. citizens and residents, in the aggregate, do not own more than 50% of the Company's Common Shares (taking into account the effect of applicable constructive ownership rules). In general, each 10% CFC Shareholder in a CFC on the last day of the CFC's taxable year is required to include in its gross income for such taxable year its pro rata share of the CFC's earnings and profits for that year attributable to certain types of income or investments. Income recognized by a 10% CFC Shareholder under the CFC rules would not also be recognized as undistributed FPHC income. Effective for the portion of a holder's holding period that begins after December 31, 1997, in the case of a corporation that is both a CFC and a PFIC, 10% CFC Shareholders will be treated as shareholders of a CFC and not as shareholders of a PFIC during the time that such persons are 10% CFC Shareholders.

Information Reporting and Backup Withholding Requirements with Respect to U.S. Holders. The Company does not currently pay dividends. If it did, and if it used a paying agent (such as a bank) in the United States, the paying agent would be required to report the dividends to U.S. Holders not otherwise exempt from reporting requirements. Certain U.S. Holders may be subject to backup withholding at a 30% rate on dividends received on Common Shares. This withholding generally applies only if such U.S. Holder (i) fails to furnish a correct taxpayer identification number ("TIN") to the U.S. financial institution or any other person responsible for the payment of dividends on the Common Share, (ii) furnishes an incorrect TIN, (iii) is notified by the U.S. Internal Revenue Service ("IRS") of the U.S. Holder's failure to properly report payments of interest and dividends and the IRS has notified the Company to begin withholding tax from the U.S. Holder's dividends, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalties of perjury, that the TIN provided is correct and that the U.S. Holder is not subject to backup withholding rules.

Amounts withheld under the backup withholding rules do not constitute a separate U.S. Federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the U.S. Holder's U.S. Federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

United States State and Local Taxes. In addition to U.S. Federal income taxes, U.S. Holders may be subject to United States state and local taxes with respect to their Common Shares. U.S. Holders should consult their own tax advisors regarding such matters.

U.S. Federal Income Tax Consequences to Non-U.S. Holders. The following discussion summarizes the U.S. Federal income tax consequences of owning and disposing of Common Shares by a holder of Common Shares that is a Non-U.S. Holder, is not engaged in the conduct of a trade or business in the United States and is not present in the United States for 183 days or more during the taxable year.

Distributions to Non-U.S. Holders. Under the provisions of the Convention, a Non-U.S. Holder would generally not be subject to U.S. income tax with respect to distributions by the Company.

Tax on Sale by Non-U.S. Holders. A Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax in respect of gain recognized on the disposition of shares.

Information Reporting and Backup Withholding Requirements with Respect to Non-U.S. Holders. Currently, U.S. information reporting requirements and backup withholding will not apply to dividends on the Common Shares paid to Non-U.S. Holders at an address outside the United States if the Non-U.S Holder files required information with the payor or qualifies for certain other exemptions. As a general matter, information reporting and backup withholding requirements will not apply to a payment of the proceeds of a sale of the Common Shares effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale effected outside the United States through a "U.S. Broker," unless the broker has documentary evidence in its records that the stockholder is not a United States person and has no actual knowledge that such evidence is false, or the Non-U.S. Holder otherwise establishes an exemption. For purposes of the preceding sentence, a U.S. Broker is a broker that (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a CFC, or (iv) is a foreign partnership with a United States trade or business if more than 50% of the profits or capital interests in the partnership are owned by United States persons. Payment by a broker of the proceeds of a sale of the Common Shares effected inside the United States is subject to both backup withholding and information reporting requirements unless the Non-U.S. Holder certifies under penalties of perjury that he or she is not a United States person and provides his or her name and address or the Non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. Federal income tax, provided that the required information or appropriate claim for refund is furnished to the IRS.

THE FOREGOING DISCUSSION IS ONLY A SUMMARY OF THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON SHARES BY U.S. HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON SHARES INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the corporate office of the Company, 2175 Hymus Boulevard, Dorval, Québec, H9P 1J8, upon appointment during normal business hours.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest and foreign exchange rates and, from time to time and only upon approval by senior officers, enters into financial contracts in the ordinary course of business to hedge these exposures. The Company does not use financial instruments for trading or speculative purposes.

Interest Rate Risk. The Company's exposure to interest rate risk is as follows. (All tabular amounts are in thousands of U.S. dollars).

		November 24, 2001	
		Debt outstanding	Weighted average *effective* interest rate
Bank indebtedness	Floating rate	$ 7,193	5.00%
Long-term debt	Floating rate	$15,156	4.50%
	Fixed rate	52,335	7.12%
		$67,491	

	November 24, 2001	
	Carrying amount	Fair value
Fair value of long-term debt	$67,491	$67,640

A 45 basis point movement in the Canadian prime rate or the U.S. base rate would result in an approximate $0.1 million, annualized for the period ended November 24, 2001, increase or decrease in interest expense and cash flows. The modeling technique used was to apply to the Company's debt the difference between the actual interest rates at November 24, 2001 and the what-if interest rates.

A variable to fixed interest rate swap agreement is used by a U.S. wholly-owned subsidiary of the Company to hedge its exposure to interest rate risk related to the term credit agreement and is accounted for on the accrual basis. Amounts to be paid or received under the interest rate swap agreement are recognized as interest expense or income in the period in which they accrue. See "Operating and Financial Review and Prospectus—Hedging."

Exchange Rate Risk. The Company, from time to time, utilizes forward exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases by certain of its Canadian subsidiaries, denominated in U.S. dollars. Forward exchange contracts are entered into with reputable financial institutions. Realized exchange gains and losses are included in income as offsets to gains and losses arising from the underlying hedged transactions. Unrealized exchange gains and losses on the forward exchange contracts are included in income as recognized. At November 24, 2001 and November 25, 2000, the Company had no forward foreign currency exchange contracts outstanding. At November 27, 1999, the Company had forward foreign currency exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars.

The Company estimates that a two-cent movement in the value of the Canadian dollar would affect net sales by approximately $2.9 million annually, based on 2001 Canadian dollar net sales, without giving effect to any hedging instruments. The modeling technique used was to determine the difference between the conversion of net sales in Canadian dollars for the period ended November 24, 2001 using the average exchange rate for the year and the what-if exchange rate. In 2001, the average exchange rate was $1.5442 Canadian.

Commodity Price Risk. The Company does not use derivative commodity instruments to hedge its exposure to the impact of price fluctuations on its principal raw material. See "Key Information—Risk Factors—Cost of Raw Materials; Impact of Changing Steel Prices."

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 [RESERVED]

ITEM 16 [RESERVED]

PART III

ITEM 17 FINANCIAL STATEMENTS

See Item 18 for the Financial Statements.

ITEM 18 FINANCIAL STATEMENTS

Raymond Chabot Grant Thornton

Independent Auditors' Report

To the Board of Directors and Shareholders of
Novamerican Steel Inc.

We have audited the accompanying consolidated balance sheets of Novamerican Steel Inc. and Subsidiaries as of November 24, 2001 and November 25, 2000 and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended November 24, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits for the years ended November 24, 2001 and November 25, 2000 in accordance with generally accepted auditing standards in the United States of America. We conducted our audit for the year ended November 27, 1999 in accordance with generally accepted auditing standards in Canada which are, in all material respects, similar to generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novamerican Steel Inc. and Subsidiaries as of November 24, 2001 and November 25, 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended November 24, 2001 in conformity with generally accepted accounting principles in the United States of America.

Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Montréal, Canada
December 14, 2001

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

(In thousands of U.S. dollars, except per share data)

	Years ended		
	November 24, 2001	November 25, 2000	November 27, 1999
	$	$	$
Net sales	417,029	478,506	426,692
Cost of sales	322,057	375,777	331,544
Gross margin	94,972	102,729	95,148
Operating expenses			
Plant	30,358	31,286	26,154
Delivery	15,746	14,878	13,225
Selling	11,112	12,008	10,844
Administrative and general	19,458	17,629	16,299
	76,674	75,801	66,522
Operating income	18,298	26,928	28,626
Interest expense	6,455	6,426	5,181
Unrealized loss on foreign exchange contracts			82
Share in income of joint ventures	(74)	(711)	(759)
	6,381	5,715	4,504
Income before income taxes and minority interest	11,917	21,213	24,122
Income taxes (Note 3)	3,903	8,021	9,401
Income before minority interest	8,014	13,192	14,721
Minority interest		180	390
Net income	8,014	13,012	14,331
Basic and diluted income per share	0.83	1.34	1.48
Comprehensive income			
Net income	8,014	13,012	14,331
Changes in cumulative translation adjustment	(973)	(2,136)	1,735
Unrealized loss on interest rate swap, net of deferred taxes of $540	(661)		
	6,380	10,876	16,066

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

(In thousands of U.S. dollars, except share data)

	Common shares		Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity
	Number	Amount			
		$	$	$	$
Balance at November 28, 1998	9,700,000	28,404	43,314	(5,372)	66,346
Net income			14,331		14,331
Changes in cumulative translation adjustment				1,735	1,735
Balance at November 27, 1999	9,700,000	28,404	57,645	(3,637)	82,412
Net income			13,012		13,012
Changes in cumulative translation adjustment				(2,136)	(2,136)
Balance at November 25, 2000	9,700,000	28,404	70,657	(5,773)	93,288
Net income			8,014		8,014
Changes in cumulative translation adjustment				(973)	(973)
Unrealized loss on interest rate swap, net of deferred taxes of $540				(661)	(661)
Balance at November 24, 2001	9,700,000	28,404	78,671	(7,407)	99,668

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	Years ended		
	November 24, 2001	November 25, 2000	November 27, 1999
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	8,014	13,012	14,331
Adjustments to reconcile net income to net cash from (used for) operating activities			
Depreciation and amortization	6,019	5,272	4,316
Share in income of joint ventures	(74)	(711)	(759)
Deferred income taxes	915	929	(284)
Minority interest		180	390
Gain on disposal of property, plant and equipment	(7)	(121)	(261)
Unrealized loss on foreign exchange contracts			82
Changes in working capital items			
Accounts receivable	7,837	366	(12,316)
Income taxes receivable	51		
Inventories	10,350	(11,898)	3,251
Prepaid expenses and other	(274)	(639)	38
Accounts payable and accrued liabilities	(4,666)	(10,771)	11,270
Income taxes payable		(2,678)	2,672
Net cash from (used for) operating activities	28,165	(7,059)	22,730
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in a joint venture	(3,435)	(3,177)	
Distribution from a joint venture	250	715	612
Additions to property, plant and equipment	(9,279)	(24,128)	(8,289)
Proceeds from disposal of property, plant and equipment	44	175	763
Other assets	(2,167)	(167)	(59)
Net cash used for investing activities	(14,587)	(26,582)	(6,973)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in bank indebtedness	(16,573)	24,521	(8,737)
Proceeds from long-term debt	53,154	11,796	8,849
Repayment of long-term debt	(43,779)	(4,162)	(10,185)
Net cash from (used for) financing activities	(7,198)	32,155	(10,073)
Effect of exchange rate changes on cash and cash equivalents	(159)	(185)	77
Net increase (decrease) in cash and cash equivalents	6,221	(1,671)	5,761
Cash and cash equivalents, beginning of year	4,313	5,984	223
Cash and cash equivalents, end of year	10,534	4,313	5,984
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Interest paid	5,924	6,134	4,937
Income taxes paid	2,944	8,627	7,406

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	November 24, 2001	November 25, 2000
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	10,534	4,313
Accounts receivable (Note 4)	59,608	68,358
Income taxes receivable	292	346
Inventories (Note 5)	68,193	79,330
Prepaid expenses and other	1,480	1,221
Deferred income taxes (Note 3)	441	
	140,548	153,568
Investment in joint ventures	9,350	6,091
Property, plant and equipment (Note 6)	73,710	70,284
Goodwill, net of accumulated amortization of $1,717 ($1,399 in 2000)	11,031	11,351
Other assets	2,323	783
	236,962	242,077
LIABILITIES		
Current liabilities		
Current portion of long-term debt	5,797	32,171
Bank indebtedness (Note 7)	7,193	24,029
Accounts payable and accrued liabilities (Note 8)	51,504	57,105
Deferred income taxes (Note 3)		372
	64,494	113,677
Long-term debt (Note 9)	61,694	26,345
Fair value of interest rate swap (Note 13)	1,201	
Deferred income taxes (Note 3)	7,129	5,991
Minority interest	2,776	2,776
	137,294	148,789
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	28,404	28,404
Retained earnings	78,671	70,657
Accumulated other comprehensive loss	(7,407)	(5,773)
	99,668	93,288
	236,962	242,077

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

1—GOVERNING STATUTES AND NATURE OF OPERATIONS

Novamerican Steel Inc. (Novamerican) was incorporated under the Canada Business Corporations Act. The Company processes and distributes, through its 23 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and the Canadian provinces of Québec and Ontario, carbon steel, stainless steel and aluminum products, and operates as an intermediary between primary metal producers and manufacturers that require processed metal.

2—ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and the reporting currency is the United States of America dollar (U.S. dollar).

A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Basis of consolidation

The consolidated financial statements include the accounts of Novamerican and all its subsidiaries (collectively, the Company). All significant intercompany transactions and balances have been eliminated. The Company's interests in joint ventures are accounted for by the equity method. Accordingly, the Company's share of income of the joint ventures is included in consolidated net income. The fiscal year-end of the Company is the last Saturday of November.

Translation of foreign currencies

Transactions concluded in foreign currencies by the Company are translated into their respective functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising from transactions denominated in foreign currencies are included in income. Gains amounted to $847,000 in 2001, $594,000 in 2000 and $971,000 in 1999.

The financial statements of the Company are translated from their functional currency, the Canadian dollar, into the reporting currency, the U.S. dollar as follows: assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. All cumulative translation gains or losses are included in accumulated other comprehensive loss in the consolidated balance sheets.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

2—ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue is recognized when products are shipped to the customer. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

Cash and cash equivalents

Cash and cash equivalents include cash in banks and term deposits which are short-term, highly liquid investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market and include the cost of purchased steel and freight. Cost is determined using the specific identification method or the average cost method. Until 1999, one of the Company's wholly-owned subsidiaries used the last in, first out (LIFO) method to determine cost. During 2000, the subsidiary changed to the average cost method. This change in accounting policy was made to provide a better measurement of operating results. This accounting change was not material to the financial statements on an annual or quarterly basis and accordingly, no retroactive restatement of the November 27, 1999 consolidated statement of operations and comprehensive income was made.

Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings and building improvements	10 to 40 years
Machinery and equipment	5 to 20 years
Furniture and fixtures	5 to 15 years
Transportation equipment	3 to 7 years
Computer equipment	3 to 5 years
Leasehold improvements	5 to 10 years
Aircraft	15 years

Depreciation expense was approximately $5,076,000, $4,583,000 and $3,655,000 for the years ended November 24, 2001, November 25, 2000 and November 27, 1999, respectively. No depreciation was recorded on assets under construction.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is being amortized using the straight-line method over 40 years. The carrying value of goodwill is reviewed periodically for impairment based on the undiscounted cash flows of the entities acquired. Should this review indicate that goodwill will not be recoverable, the Company's carrying value of goodwill will be reduced by the estimated impairment. Amortization expense was approximately $318,000, $318,000 and $317,000 for the years ended November 24, 2001, November 25, 2000 and November 27, 1999, respectively.

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

2—ACCOUNTING POLICIES (Continued)

Other assets

Other assets are recorded at cost and comprise expenses incurred in issuing long-term debt which are deferred and amortized using the straight-line method over the term of the related debt. Amortization expense was approximately $625,000, $371,000 and $344,000 for the years ended November 24, 2001, November 25, 2000 and November 27, 1999, respectively.

Income taxes

The provision for income taxes is computed on the pretax income of the consolidated subsidiaries located within each taxing country based on the current tax law. Deferred income taxes are provided, based upon currently enacted tax rates, for temporary differences in the recognition of assets and liabilities on the financial statements and for income tax purposes.

The Company does not provide for income taxes on undistributed income of foreign subsidiaries as such income is intended to be permanently reinvested in those operations.

Earnings per share

Basic income per share is based upon the weighted average number of common shares outstanding during the respective years. Weighted average common shares outstanding were 9,700,000 for the years ended November 24, 2001, November 25, 2000 and November 27, 1999, respectively. Stock options were not included in the computation of diluted income per share because they are antidilutive.

Comprehensive income

Components of comprehensive income include net income, changes in cumulative translation adjustments and unrealized losses on the interest rate swap, net of taxes.

Reclassification

Certain reclassifications have been made to previously reported results to conform to the fiscal year 2001 presentation.

Current and pending accounting changes

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, *Business Combinations*. This statement requires that all business combinations initiated after June 30, 2001 must be accounted for using the purchase method of accounting.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Intangible Assets*. This statement prescribes accounting for all purchased goodwill and intangible assets and states that acquired goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment annually while other intangible assets with finite lives should be amortized over their useful economic life. The statement is effective for fiscal years beginning after December 15, 2001. Management has not yet determined the impact of the application of this statement which will come into effect for the Company beginning with the first quarter of the fiscal year ending in 2003.

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

2—ACCOUNTING POLICIES (Continued)

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and is effective for fiscal years beginning after June 15, 2002.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, and the accounting and reporting provisions of APB No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001.

The Company does not expect the adoption of SFAS, No. 143 or No. 144 to have a material impact on the financial statements.

3—INCOME TAXES

The following summarizes the Company's income taxes on the earnings of its Canadian and U.S. operations.

Income before income taxes and minority interest by local jurisdiction:

	Years ended		
	November 24, 2001	November 25, 2000	November 27, 1999
	$	$	$
Canada	9,612	15,109	16,602
United States	2,305	6,104	7,520
	11,917	21,213	24,122

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

3—INCOME TAXES (Continued)

The income tax provision is composed of the following:

	Years ended		
	November 24, 2001	November 25, 2000	November 27, 1999
	$	$	$
Current			
Canada	2,128	3,986	5,357
United States	860	3,106	4,328
	2,988	7,092	9,685
Deferred			
Canada	659	1,370	805
United States	256	(441)	(1,089)
	915	929	(284)
	3,903	8,021	9,401

The components of the Company's net deferred income tax liability are as follows:

	November 24, 2001	November 25, 2000
	$	$
Asset (liability)		
Current deferred income taxes		
Investment in joint ventures	(195)	(297)
Inventories	(410)	(761)
Accounts receivable	256	
Other items	790	686
	441	(372)
Long-term deferred income taxes		
Property, plant and equipment	(8,050)	(7,018)
Investment in joint ventures	(191)	(234)
Intangibles	112	359
Fair value of interest rate swap	540	
Other items	460	902
	(7,129)	(5,991)
Total current and long-term deferred income taxes	(6,688)	(6,363)

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

3—INCOME TAXES (Continued)

The reconciliation between the Canadian statutory income tax rate and the Company's effective income tax rate is as follows:

	Years ended		
	November 24, 2001	November 25, 2000	November 27, 1999
	%	%	%
Canadian statutory income tax rate	42.0	41.8	39.0
United States statutory income tax rate difference	(0.4)	(0.5)	0.3
Canadian incentive for manufacturing and processing activities	(4.5)	(4.6)	(4.0)
Reduction in income tax rate	(0.8)		
Other items	(3.5)	1.1	3.7
Effective income tax rate	32.8	37.8	39.0

4—ACCOUNTS RECEIVABLE

	November 24, 2001	November 25, 2000
	$	$
Trade accounts receivable, less allowance for doubtful accounts of $1,266,645 ($1,249,814 in 2000)	59,021	68,199
Other	587	159
	59,608	68,358

5—INVENTORIES

	November 24, 2001	November 25, 2000
	$	$
Raw materials	34,053	45,143
Finished goods	34,140	34,187
	68,193	79,330

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

6—PROPERTY PLANT AND EQUIPMENT

	November 24, 2001	November 25, 2000
	$	$
Land	5,866	4,823
Buildings and building improvements	31,540	26,985
Machinery and equipment	48,974	44,921
Furniture and fixtures	533	618
Transportation equipment	1,698	1,679
Computer equipment	2,713	2,470
Leasehold improvements	776	664
Aircraft	3,065	3,137
Assets under construction	4,072	5,997
	99,237	91,294
Accumulated depreciation	25,527	21,010
	73,710	70,284

7—BANK INDEBTEDNESS

The bank indebtedness of the Company's Canadian subsidiaries consists of various demand revolving credit facilities available by either prime rate loans, bearing interest at prime, currently 4.5% (7.5% in 2000), plus a premium varying from 0% to 0.5%, or by way of banker's acceptances having discount rates varying from 0% to 0.5%, and are secured by inventories and movable hypothecs covering the universality of present and future book debts and a negative pledge on certain assets. There are no cross collateralizations among the various facilities. These facilities are renegotiated on an annual basis.

The Company's Canadian subsidiaries have approximately $30,856,000 (CA$48,500,000) in 2001 and $41,352,000 (CA$63,500,000) in 2000 of revolving credit facilities from two Canadian financial institutions, of which approximately $23,622,000 (CA$37,128,000) was available at November 24, 2001 and $16,406,000 (CA$25,196,000) was available at November 25, 2000. In addition, a Canadian subsidiary has a revolving demand credit facility of $477,000 in 2001 and $488,000 in 2000 (CA$750,000 in both years), bearing interest at prime, currently 4.5% (7.5% in 2000), plus a rate varying from 0% to 0.75%, of which $477,000 (CA$750,000) was available at November 24, 2001 and $483,000 (CA$741,109) was available at November 25, 2000.

As at November 24, 2001, the bank had issued guarantees and letters of credit to the Company's Canadian subsidiaries amounting to $41,000 (CA$65,000) and $922,000 (CA$1,415,000) as at November 25, 2000.

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

8—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	November 24, 2001	November 25, 2000
	$	$
Trade accounts	49,624	55,406
Trade accounts to a company controlled by a shareholder	625	523
Trade accounts to a joint venture	1,255	1,176
	51,504	57,105

9—LONG-TERM DEBT

	Maturity	November 24, 2001	November 25, 2000
		%	%
Revolving line of credit[(a)]	2001		27,775
Note payable[(b)]	2002		6,250
Mortgages[(c)]	2002-2006		4,185
Loans[(d)] (CA$4,010,229; CA$5,370,417 in 2000)	2005	2,551	3,498
Term credit facility[(e)] (CA$19,929,797; CA$23,084,497 in 2000)	2006	12,680	15,033
Term loan[(f)]	2006	51,454	
Loans from a shareholder[(g)] (CA$744,162; CA$2,441,333 in 2000)		474	1,590
Loans from minority shareholders[(h)] (CA$521,791; CA$284,616 in 2000)		332	185
		67,491	58,516
Less: current portion of long-term debt		5,797	32,171
		61,694	26,345

(a) The revolving line of credit consisted of a U.S. subsidiary's five-year revolving credit agreement, as amended, with a group of banks which provided for borrowings, based upon a formula, of up to $50,000,000 and was collateralized by all assets not pledged elsewhere. The interest rate on borrowings under the credit agreement was the LIBOR rate of 6.62% in 2000 plus 1.375% on principal of $27,000,000 and the U.S. banks' base rate of 9.5% in 2000 plus 0.375% on the balance. The U.S. subsidiary had an interest swap agreement to fix the interest rate at 8.88% on borrowings of up to $20,000,000. The borrowings under the credit agreement were refinanced during 2001 with the term loan described in (f).

During the year, the U.S. subsidiary entered into a new revolving credit agreement with a group of banks which provides for borrowings, based upon a formula, of up to $40,000,000 through April 7, 2006. At November 24, 2001 there were no borrowings outstanding under this agreement. The interest rate on borrowings under the credit agreement is the lead bank's prime rate plus 0.5% or the LIBOR rate plus 1.75%. Among the restrictive financial covenants contained in the agreement are ratios as to

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

9—LONG-TERM DEBT (Continued)

fixed charges, tangible capital base, and senior liabilities to tangible capital base. Borrowings are collateralized by all of the assets of the U.S. subsidiary.

(b) Quarterly principal payments of $250,000 on the 8% note were due January 31, 2001 through April 30, 2002 with the balance of the loan totalling $4,750,000 due on July 31, 2002. The note was collateralized by first (to the extent not pledged elsewhere) and second mortgages on U.S. real property with an approximate carrying value of $14,378,000 in 2000. The face amount of the note was $6,250,000 in 2000 and the unamortized discount was $137,000. As at November 25, 2000, the effective interest rate was 9.25%. The note was refinanced during 2001 with the term loan described in (f).

(c) The mortgages were secured by land and buildings with an approximate carrying value of $11,506,000 in 2000, bore interest at rates from 7.45% to 10.5% in 2000 and were payable in monthly principal instalments of $59,000 in 2000. The mortgages were refinanced during 2001 with the term loan described in (f).

(d) Loan amounting to $342,000 (CA$537,614) in 2001 and $630,000 (CA$968,117) in 2000, secured by a Personal Property Security Agreement and a first hypothec on the universality of all present and future equipment, machinery and vehicles of a Canadian subsidiary, having a carrying value of $2,657,000 (CA $4,175,641), bearing interest at a Canadian bank's prime rate, currently 6.5% (9.5% in 2000) minus 1%, payable in monthly principal instalments of $16,000 (CA$24,700) and maturing on November 23, 2005.

Loan amounting to $531,000 (CA$834,300) in 2001 and $720,000 (CA$1,104,300) in 2000, secured by way of a security agreement constituting a first fixed charge on machinery, equipment and vehicles of a Canadian subsidiary, having a carrying value of $1,156,000 (CA$ 1,816,491), bearing interest at 8.9%, payable in monthly instalments of $14,000 (CA$22,500) and maturing on January 15, 2005.

Matched fund term loan amounting to $1,678,000 (CA$2,638,315) in 2001 and $2,148,000 (CA$3,298,000) in 2000, secured by a movable hypothec on the aircraft, having a carrying value of $3,065,000, bearing interest at 7.4%, payable in monthly instalments of $35,000 (CA$54,973) and maturing on November 24, 2005.

(e) Term credit facility, as amended, amounting to $12,680,000 (CA$19,929,797) in 2001 and $15,033,000 (CA$23,084,497) in 2000 expiring on February 28, 2006 and repayable by quarterly instalments of $439,000 (CA$690,000). Additional repayments will be determined annually and will be based on excess cash flow. An amount of $3,616,000 (CA$5,683,506) in 2001 and $6,085,000 (CA$9,344,595) in 2000 of the term facility bears interest at a rate of 6.43% plus a premium varying from 0% to 0.75%. An amount of $4,858,000 (CA$7,633,512) in 2001 and $5,762,000 (CA$8,847,760) in 2000 of the term facility bears interest at a rate of 6.4% plus a premium varying from 0% to 0.75%. An amount of $498,000 (CA$782,787) in 2001 and $587,000 (CA$900,760) in 2000 of the term facility bears interest at a rate of 8.0% plus a premium varying from 0% to 0.75%. An amount of $681,000 (CA$1,070,850) in 2001 and $802,000 (CA$1,232,240) in 2000 of the term facility bears interest at a rate of 7.97% plus a premium varying from 0% to 0.75%. An amount of $3,027,000 (CA$4,759,142) in 2001 and $1,797,000 (CA$2,759,142) in 2000 of the term facility is available either by way of prime rate loans bearing interest at prime, currently 4.5% (7.5% in 2000), plus a rate varying from 0% to 0.75%, or by way of bankers' acceptances having discount rates varying from 1% to 1.75% and having maturities of

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

9—LONG-TERM DEBT (Continued)

one to six months. As of November 24, 2001 and November 25, 2000, the effective interest rates were 6.59% and 6.95% respectively.

As of November 24, 2001, the Company did not meet one of its financial ratios with regard to the term credit facility. The Company has made contractual arrangements with its lenders to amend the financial ratio so that the Company will be in compliance with the financial ratio as of November 24, 2001 and the first quarter of the fiscal year ending November 30, 2002. Thereafter, it is probable that the Company will comply with the financial ratio for each of the quarters in and for the fiscal year ending in 2002. Accordingly, the non-current portion of the term credit facility has been classified as long-term debt.

The credit facilities are secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of a Canadian subsidiary having a carrying value of $18,337,000 (CA$28,821,974) and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by a Canadian subsidiary. The Company has given an unsecured, unlimited guarantee and a limited recourse pledge on its investment in the Canadian subsidiary.

(f) During the year, a U.S. subsidiary of the Company entered into a $53,000,000 term loan agreement with a group of banks. At November 24, 2001, $51,454,167 was outstanding. The interest rate on the term loan is the lead bank's prime rate, currently 4.25%, plus a premium of 0.5% or the LIBOR rate, currently 2.11%, plus a premium of 1.75%. Monthly principal payments of $220,833 are due through April 7, 2006 with the balance of the loan of $39,750,000 due April 7, 2006. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base, and senior liabilities to tangible capital base. The term loan is collateralized by all of the assets of the U.S. subsidiary.

As required by the term loan agreement, the U.S. subsidiary has entered into an interest rate swap agreement to fix the interest rate at 5.27% on borrowings of $40,000,000 through April 16, 2003, thereafter borrowings up to $30,000,000 through April 18, 2005, and borrowings up to $20,000,000 through April 16, 2006. As of November 24, 2001, the interest rate on $40,000,000 was 7.02% (5.27% plus applicable premium) and the interest rate on the excess was 4.75%.

(g) The loans from a shareholder bear interest at 8% and have no repayment terms.

(h) The loans from minority shareholders bear interest at prime, currently 4.5% (7.5% in 2000), plus 0.5% and have no repayment terms.

Aggregate maturities of long-term debt are as follows:

	$
2002	5,797
2003	5,151
2004	4,997
2005	4,841
2006	45,899
Thereafter	806

10—SHARE CAPITAL

Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in one or more series, the Board of Directors being authorized to fix the rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. No preferred shares were outstanding as at the dates of, and for the period covered by, the financial statements.

Common shares

The Company is authorized to issue an unlimited number of common shares, entitled to one vote per share.

Shareholders' protection rights plan

The Company has a shareholders' protection rights plan. Under the plan, each common share issued or outstanding has associated with it one right to purchase one common share at a predetermined exercise price in certain circumstances relating to changes in the ownership of the common stock of the Company.

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

11—SHARE OPTION PLAN

On September 24, 1997, Novamerican's Board of Directors adopted the Novamerican Steel Inc. 1997 Share Option Plan which provides for the grant of incentive stock options (ISOs) as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options (NSOs) and Other Rights (collectively, Awards) to key employees and directors of the Company. Options will be exercisable in instalments pursuant to a vesting schedule during the period specified in each option agreement. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the common shares). The exercise price for ISOs granted under the Share Option Plan may be no less than the fair market value of the common shares at the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the common shares). The exercise price for NSOs and all other Awards will be at the discretion of the Compensation Committee. Stock Appreciation Rights (SARs) may be granted to Share Option Plan participants separately or in connection with ISOs and NSOs. Upon exercise of a SAR, the holder is entitled to receive payment equal to the excess of the fair market value, on the date of exercise, of the number of common shares for which the SAR is exercised, over the exercise price for such common shares under a related option, or if there is no related option, over an amount per common share stated in the written agreement setting forth the terms and conditions of the SAR. The Company has reserved 1,500,000 common shares for issuance under the Share Option Plan.

On September 24, 1997, ISOs were granted to three executive officers of the Company to purchase 750,000 common shares at an exercise price equivalent to the initial public offering price of $14.00 per common share. One-fifth of the ISOs may be exercised at each anniversary date of the grant except for 300,000 ISOs of which 40% cannot be exercised before the second anniversary date and 20% at each anniversary date thereafter. The Company has not issued any SARs as of November 24, 2001.

A summary of stock option activity and related information for 2000 and 2001 follows:

	Shares	Weighted average exercise price
		$
Outstanding—November 27, 1999	750,000	14.00
Granted		
Exercised		
Forfeited		
Outstanding—November 25, 2000	750,000	14.00
Granted		
Exercised		
Forfeited		
Outstanding—November 24, 2001	750,000	14.00
Exercisable at end of year		
1999	300,000	14.00
2000	450,000	14.00
2001	600,000	14.00

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

11—SHARE OPTION PLAN (Continued)

The Company has elected to measure compensation cost related to granting of Awards using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees*. In this instance, however, under SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company is required to make pro-forma disclosures of net income and basic income per share as if the fair value based method defined in SFAS No. 123 had been applied. Accordingly, the Company's net income and basic income per share for the year ended November 24, 2001, November 25, 2000 and November 27, 1999 would have been reduced, on a pro-forma basis, by $1.1 million and $0.12, respectively.

The fair value of ISOs granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 6.075% per year, expected life of 7 years, expected dividend yield of 0% and expected volatility of 40%. As at November 24, 2001, November 25, 2000 and November 27, 1999, the weighted average fair value of the ISOs granted and outstanding was approximately $5.6 million.

12—RELATED PARTY TRANSACTIONS

The following transactions with related parties occurred in the normal course of business and were measured at their respective exchange value, which is the amount established and agreed to by the related parties:

	Years ended		
	November 24, 2001	November 25, 2000	November 27, 1999
	$	$	$
Processing revenue from a joint venture	195	168	167
Management fees from a joint venture	39	37	–
Processing charges paid to a joint venture	3,018	3,307	3,245
Rental charges to companies controlled by a shareholder	1,150	1,194	1,002
Freight charges to a company controlled by a shareholder	6,003	4,174	–
Interest paid to a shareholder	37	176	158

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

13—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Fair value

Fair value of financial instruments has been estimated using data which management considered the best available methodology deemed suitable for the pertinent category of financial instrument. The estimation methodologies are as follows:

- Due to their short-term maturity, the carrying value of certain financial instruments was assumed to approximate their fair value. These financial instruments include cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities;
- The fair value of long-term debt, including the portion due within one year, is based on the market prices of instruments with similar terms and remaining maturities;
- The fair value of forward exchange contracts and the interest rate swap agreement used for hedging purposes is estimated by obtaining quotes from the Company's principal bankers.

Fair value of financial instruments:

	November 24, 2001		November 25, 2000	
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Long-term debt	67,491	67,640	58,516	58,256
Interest rate swap	1,201	1,201	–	–

The fair value of the long-term debt is determined without considering any additional repayments based on excess cash flow that may be required due to the difficulty of estimating any additional repayments.

The notional amount of the swap is $40,000,000 to be reduced to $30,000,000 in 2003 and to $20,000,000 in 2005 with a term of five years expiring April 16, 2006. The Company intends to use the swap as a hedge of the related debt for five years.

Derivatives

Effective November 26, 2000, the Company adopted SFAS No. 133 *"Accounting for Derivative Instruments and Hedging Activities."* SFAS No. 133 requires all derivatives to be recorded on the balance sheet as assets or liabilities at their fair value. As well, SFAS No. 133 establishes new criteria for hedge accounting. In adopting SFAS No. 133, the Company did not incur any transition adjustments to earnings.

At November 24, 2001, a U.S. subsidiary of the Company had an interest rate swap agreement to manage its exposure to interest rate risk as required under the terms of the term loan agreement described in note 9(f). This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge and its fair value was recognized on the balance sheet. Changes in the fair value of this derivative are reported as a separate component of shareholders' equity in accumulated other comprehensive loss.

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

13—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

The Company formally documents all relationships between hedging instruments and the hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items.

When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively when (a) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (b) the derivative expires or is sold, terminated or exercised; or (c) management determines that designation of the derivative as a hedge instrument is no longer appropriate. In these situations where hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings. All gains or losses that were accumulated in other comprehensive loss will be recognized immediately in earnings upon the discontinuance of hedge accounting.

At November 25, 2000, prior to the adoption of SFAS No. 133, the interest rate swap agreement used by the U.S. subsidiary of the Company to hedge its exposure to interest rate risk related to the revolving credit agreement described in note 9(a) had an unfavorable position reflecting the instrument's estimated fair value of $1,600 which was not recognized in the Company's financial statements.

At November 24, 2001 and November 25, 2000, the Company had no forward foreign currency exchange contracts outstanding. At November 27, 1999, the Company had forward foreign currency exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars. Realized exchange gains and losses on the forward exchange contracts were included in income as offsets to gains and losses arising from the underlying hedged transactions. Unrealized exchange gains and losses on the forward exchange contracts were included in income as recognized.

The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with reputable financial institutions and it does not hold derivative instruments for trading purposes.

Concentration risk

The Company does not have a concentration of available sources of supply, labor, service or other rights that, if suddenly eliminated, could severely impact its operations.

The Company's customer base is widely diversified and is involved in various industries. Therefore, the Company believes that no material concentrations of credit risk exist. To reduce credit risk, the Company performs evaluations of its customers' creditworthiness and accordingly does not generally require collateral.

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

14—JOINT VENTURES

The Company holds a 60% equity interest and a 50% voting interest in Delta Tube and Company, Limited, a joint venture that processes carbon steel into tubing.

The Company also holds a 50% equity and voting interest in BethNova Tube, LLC, with Bethlehem Steel Corporation (Bethlehem) as an equal partner in the joint venture. The joint venture manufactures steel tubing for hydroforming applications. Construction of the BethNova Tube, LLC facility was completed in May 2001 and commercial production is expected to begin in fiscal year 2002.

On October 15, 2001, Bethlehem filed to reorganize under Chapter 11 of the United States Bankruptcy Code. Bethlehem has stated that it does not plan to exit any of its joint venture partnerships, and, for its part, the Company is continuing to operate the joint venture with Bethlehem in the normal course of business. As of November 24, 2001, the project funding is complete. As of November 24, 2001, both partners have begun funding operating cash requirements and Bethlehem has contributed its portion as required. The Company does not believe that this event will have a material impact on the joint venture and, accordingly, there is no impairment of its carrying value to be recorded.

Combined condensed financial information of the joint ventures is summarized below:

	Twelve-month period ended		
	November 24, 2001	November 25, 2000	November 27, 1999
	$	$	$
Operations			
Sales	4,070	4,238	4,152
Operating income (loss)	(168)	871	950

	November 24, 2001	November 25, 2000
	$	$
Balance sheet		
Assets		
Current assets	2,158	1,750
Long-term receivable	13	17
Property, net	15,098	8,774
Goodwill	86	183
	17,355	10,724
Liabilities		
Current liabilities	806	394
Advances from partners	8,224	1,354
Joint venture investment		
Capital contribution	10,008	10,008
Undistributed earnings (loss)	(492)	71
Accumulated other comprehensive loss	(1,191)	(1,103)
	17,355	10,724

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

15—CONTINGENCIES

The Company is contingently liable under guarantees issued in the normal course of business and with respect to claims and litigation that arise from time to time. In the opinion of management, any uninsured liability which may arise from such contingencies would not have a material adverse effect on the financial statements of the Company.

The Company has guaranteed the obligation of a U.S. subsidiary to invest in the capital of a joint venture to a maximum of $10.8 million.

16—COMMITMENTS

The Company has entered into operating leases for certain facilities and equipment which expire at various dates until 2007. The following schedule outlines the future minimum rental payments under these leases as at November 24, 2001:

	$
2002	2,828
2003	2,148
2004	1,592
2005	956
2006	784
Thereafter	192
Total minimum lease payments	8,500

Rental expense under the operating leases amounted to approximately $3,721,000, $3,118,000 and $2,916,000 for the years ended November 24, 2001, November 25, 2000 and November 27, 1999, respectively.

17—RETIREMENT PLAN

A U.S. subsidiary makes available to substantially all of its employees a 401 (k) plan. The plan allows employees to contribute a portion of their pretax income in accordance with specified guidelines. A percentage of such contribution, up to a certain limit, is matched by the employer. Investments are in various mutual funds at the discretion of the employees and the plan is administered by an independent third party. Costs incurred under the 401 (k) plan amounted to approximately $436,000, $436,000 and $414,000 for the years ended November 24, 2001, November 25, 2000 and November 27, 1999, respectively.

(In U.S. dollars, tabular amounts in thousands of U.S. dollars)

18—FINANCIAL INFORMATION BY GEOGRAPHIC AREA

The Company has established that it has one single reportable segment and that it does not need to provide additional information relating to segmented information in the financial statements.

	United States	Canada	Total
	$	$	$
2001			
Net sales [(a)]			
Domestic	205,667	190,257	395,924
Export	254	20,851	21,105
Total	205,921	211,108	417,029
Operating income	7,578	10,854	18,432
Depreciation and amortization	2,771	3,248	6,019
Long-lived assets	53,222	31,519	84,741
2000			
Net sales [(a)]			
Domestic	219,504	232,360	451,864
Export		26,642	26,642
Total	219,504	259,002	478,506
Operating income	10,344	16,584	26,928
Depreciation and amortization	2,203	3,069	5,272
Long-lived assets	49,017	32,617	81,634
1999			
Net sales [(a)]			
Domestic	204,977	196,508	401,485
Export	414	24,793	25,207
Total	205,391	221,301	426,692
Operating income	11,159	17,467	28,626
Depreciation and amortization	2,005	2,311	4,316
Long-lived assets	34,042	29,782	63,824

[(a)] Sales are attributed to countries based on location of external customer.

Raymond Chabot Grant Thornton

Auditors' Report on Schedule II

To the Directors of Novamerican Steel Inc.

In connection with our audit of the Consolidated Financial Statements of Novamerican Steel Inc. and Subsidiaries referred to in our report dated December 14, 2001 which is included in the Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the year ended November 24, 2001 on Form 20-F, we have also audited Schedule II for each of the years in the three year period ended November 24, 2001. In our opinion this schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related Consolidated Financial Statements taken as a whole.

Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Montréal, Canada
December 14, 2001

Schedule II

NOVAMERICAN STEEL INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(in thousands of U.S. dollars)

	Balance at beginning of year	Additions charged to expenses	Deductions	Balance at end of year
	$	$	$	$
Description				
Allowance for doubtful accounts				
Year ended November 24, 2001	1,250	1,189	1,172	1,267
Year ended November 25, 2000	1,017	1,035	802	1,250
Year ended November 27, 1999	650	1,471	1,104	1,017

ITEM 19 EXHIBITS

The following table sets forth the exhibits filed as part of this annual report.

4.1*	$40,000,000 Revolving Credit Facility.
4.2*	$53,000,000 Term Loan Facility.
10.1	Consent of Raymond Chabot Grant Thornton.

---

* Previously filed with this Annual Report.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to be sign this annual report on its behalf.

NOVAMERICAN STEEL INC.
(Registrant)

Dated: February 20, 2002

By: /s/ *Christopher H. Pickwoad*

Christopher H. Pickwoad, CA
Executive Vice President and
Chief Financial Officer

EXHIBITS

* Previously filed with this Annual Report.

EXHIBIT 10.1

Raymond Chabot Grant Thornton

INDEPENDENT ACCOUNTANTS' CONSENT

We consent to the use in this Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the year ended November 24, 2001 of Novamerican Steel Inc. on Form 20-F of our report dated December 14, 2001, accompanying the Consolidated Financial Statements and Schedule II of the Company appearing in this Annual Report.

We also consent to the reference to us under the heading "Item 3 Key Information—Selected Financial Data" in such Annual Report.

Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Montréal, Canada
February 20, 2002

BOARD OF DIRECTORS

W. Allan Hopkins
Director

D. Bryan Jones
Chairman of the Board, President and
Chief Executive Officer
Novamerican Steel Inc.

Scott B. Jones
Vice President and Secretary
Novamerican Steel Inc.

John LeBoutillier
Chairman of the Board
Intellium Technologies Inc.

Christopher H. Pickwoad, CA
Executive Vice President and
Chief Financial Officer
Novamerican Steel Inc.

Michael L. Richards
Senior Partner
Stikeman Elliott

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-877-282-1168

ANNUAL MEETING

The Company will hold its Annual Meeting of Shareholders on March 27, 2002 at 4:00 PM local time, at Le Centre Sheraton Hotel, 1201 René-Lévesque Blvd. West, Montréal, Québec.

INVESTOR INQUIRIES

Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained by sending a request by fax at (514) 368-3635 to the attention of Christopher H. Pickwoad, CA.

CORPORATE HEAD OFFICE

2175 Hymus Boulevard
Dorval, Québec
H9P 1J8
Tel: (514) 335-6682
Fax: (514) 683-5285/368-3635
www.novamerican.com

LISTING

The Company's common stock trades on the NASDAQ under the symbol TONS.

EXECUTIVE OFFICERS

D. Bryan Jones
Chairman of the Board, President and
Chief Executive Officer
Novamerican Steel Inc.

Christopher H. Pickwoad, CA
Executive Vice President and
Chief Financial Officer
Novamerican Steel Inc.

Robert D. Taberner
Vice President and General Manager—Ontario
Nova Steel Ltd.

Stephen D. Shaw
President and Chief Operating Officer
American Steel & Aluminum Corporation

Scott B. Jones
Vice President and Secretary
Novamerican Steel Inc.

Roger Daigneault
Vice President—Corporate Purchasing
Nova Steel Ltd.

Peter V. Balboni
Vice President, Finance and Treasurer
American Steel & Aluminum Corporation

CORPORATE COUNSEL

Stikeman Elliott
40th Floor
1155 René-Lévesque Boulevard West
Montréal, Québec
H3B 3V2

Sullivan & Worcester LLP
One Post Office Square
Boston, MA 02109

AUDITORS

Raymond Chabot Grant Thornton
Chartered Accountants
National Bank Tower
Suite 1900
600 de la Gauchetière Street West
Montréal, Québec
H3B 4L8


AMERICAN

NOVAMERICAN STEEL

NOVAMERICAN STEEL INC.
2175 Hymus Blvd., Dorval, Quebec H9P 1J8
Tel.: (514) 335-6682 · 1-800-361-1496 · Fax (514) 683-5285

NOVAMERICAN STEEL INC.

MANAGEMENT PROXY CIRCULAR

AND

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

to be held on

March 27, 2002

NOVAMERICAN STEEL INC.

2175 Hymus Boulevard
Dorval, Québec
H9P 1J8

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held on March 27, 2002

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of NOVAMERICAN STEEL INC. (the "Corporation") will be held at Le Centre Sheraton Hotel, 1201 René-Lévesque Boulevard West, Montréal, Québec, on March 27, 2002, at 4 o'clock in the afternoon (the "Meeting"), for the purposes of:

(1) receiving the consolidated financial statements for the year ended November 24, 2001, together with the auditors' report thereon;

(2) electing two directors to serve on the board until the third annual meeting of shareholders held after the Meeting;

(3) appointing auditors and authorizing the directors to fix their remuneration; and

(4) transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of common shares of the Corporation at the close of business on February 13, 2002, will be entitled to vote at the Meeting.

By Order of the Board of Directors,

SCOTT B. JONES
Vice President and Secretary

Dorval, Québec
February 20, 2002

SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE CORPORATION NOT LESS THAN 48 HOURS PRIOR TO THE MEETING.

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (the "Circular) is furnished in connection with the solicitation by the Management of Novamerican Steel Inc. (the "Corporation") of proxies to be used at the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held on March 27, 2002 at the time and place and for the purposes set forth in the accompanying notice of the Meeting, or any adjournment thereof. The information contained herein is given as of February 20, 2002 except as indicated otherwise. In this Circular, all dollar amounts, unless otherwise indicated, are expressed in Canadian dollars.

Solicitation of Proxies

The solicitation will be primarily by mail but may also be made by telephone or other means of telecommunication by regular employees of the Corporation at nominal cost. The cost of the solicitation will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

A shareholder may appoint as proxyholder a person other than the directors of the Corporation named in the accompanying form of proxy to attend and vote at the Meeting in his/her stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Corporation's transfer agent, EquiServe Trust Company, N.A., c/o Equiserve, Attention: Deborah Dougherty, 150 Royall Street, Canton, MA 02021, not less than 48 hours prior to the Meeting.

A shareholder, or his/her attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Corporation, 2175 Hymus Boulevard, Dorval, Québec H9P 1J8, at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, but prior to the use of the proxy at the Meeting.

Exercise of Discretion by Proxyholders

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted for the election of the nominees for directors set forth in this Circular under the heading "Election of Directors" and for the appointment of auditors set forth in this Circular under the heading "Appointment and Remuneration of Auditors".

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date hereof, Management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their best judgment.

Shareholder Proposals for the 2003 Annual Meeting

Shareholder proposals intended to be presented at the Corporation's 2003 annual meeting of shareholders must be submitted for inclusion in the Corporation's proxy materials prior to December 27, 2002.

Voting Shares and Principal Holders Thereof

As at February 20, 2002, the Corporation had 9,700,000 common shares outstanding, being the only class of shares entitled to be voted at the Meeting. Each holder of such shares is entitled to one vote for each share registered in his/her name as at the close of business on February 13, 2002, being the date fixed by the Board of Directors of the Corporation for the determination of the registered holders of such shares who are entitled to receive the Notice of Annual Meeting of Shareholders enclosed herewith (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his/her shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he/she produces properly endorsed share certificates or otherwise establishes proof of his/her ownership of the shares and demands, not later than ten days before the Meeting, that his/her name be included in the list of shareholders entitled to vote. This list of shareholders will be available for inspection on and after the Record Date during usual business hours at the registered office of the Corporation and at the Meeting.

To the knowledge of the directors and officers of the Corporation, the following are the only persons who own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all shares of the Corporation as the date hereof;

Name	*Number of common shares*	*Percentage of outstanding common shares owned controlled or directed*
D. Bryan Jones	6,205,190 [(1)]	63.97%
Scott B. Jones	1,477,901 [(2)]	15.24%

(1) D. Bryan Jones owns or exercises control or direction over these shares through his holding corporation 3349942 Canada Inc. and 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc.

(2) Scott B. Jones exercises control or direction over these shares through his holding corporation 3195538 Canada Inc. and 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc.

Election of Directors

The Articles of Incorporation of the Corporation (the "Articles") stipulate that the Board of Directors shall consist of a minimum of three and a maximum of fifteen directors. The Articles also stipulate that directors of the Corporation shall be elected and shall retire in rotation, such that at the first meeting of the shareholders for the election of directors, one-third of the number of directors to be elected shall be elected to hold office until the first annual meeting of shareholders held after that meeting, one-third of the number of directors to be elected shall be elected to hold office until the second annual meeting of shareholders held after that meeting and the balance of the number of directors to be elected shall be elected to hold office until the third annual meeting of shareholders held after that meeting. At each annual meeting of shareholders thereafter, directors shall be elected to fill the positions of those directors whose term of office has expired and each director so elected shall hold office until the third annual meeting after his election. A director whose term of office has expired may, if qualified, be re-elected.

The entire Board of Directors currently consists of six members. The term of office of Scott B. Jones and W. Allan Hopkins will expire at the Meeting. The term of office of D. Bryan Jones and John LeBoutillier will expire at the first annual meeting of shareholders held after the Meeting or until their successors are elected or appointed. The term of office of Christopher H. Pickwoad and Michael L. Richards will expire at the second annual meeting of shareholders of the Corporation held after the Meeting or until their successors are elected or appointed. Management will propose Scott B. Jones and W. Allan Hopkins as nominees for re-election as directors to hold office until the third annual meeting of shareholders of the Corporation held after the Meeting or until their successors are elected or appointed.

The following sets out information regarding each nominee proposed by Management for re-election as a director and each director whose term of office will continue after the Meeting.

Name	*Age*	*Position or office with the Corporation*	*Director since*	*Control or direction of the Corporation is exercised by means of*[1] *Common Shares*
D. Bryan Jones[5] [6]	61	Director, Chairman of the Board, President and Chief Executive Officer	April 4, 1997	6,205,290 [2]
Christopher H. Pickwoad[6]	62	Director, Executive Vice President and Chief Financial Officer	April 4, 1997	153,913
Scott B. Jones	37	Director, Vice President and Secretary	April 4, 1997	1,477,901 [3]
Michael L. Richards[4]	62	Director	September 24, 1997	12,400
John LeBoutillier[4] [5] [6]	57	Director	September 24, 1997	10,300
W. Allan Hopkins[4] [5]	63	Director	September 24, 1997	1,000

(1) This information, not being within the knowledge of the Corporation, was furnished by the respective nominees individually.

(2) D. Bryan Jones owns or exercises control or direction over these shares through his holding corporation 3349942 Canada Inc. and 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc.

(3) Scott B. Jones exercises control or direction over these shares through his holding corporation 3195538 Canada Inc. and 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc.

(4) Member of the Audit Committee.

(5) Member of the Compensation Committee.

(6) Member of the Nominating Committee.

D. Bryan Jones has over 40 years of experience in the selling, marketing and production of flat-rolled products. In 1967, he and a partner formed St. Laurent Steel, which was later sold to a major North American steel service center. After a number of years as Vice President and General Manager of St. Laurent Steel, he left in 1979 and incorporated Nova Steel Ltd. ("Nova"), an indirectly wholly-owned subsidiary of the Corporation. He has served as President and Chief Executive Officer and as a director of Nova since its founding. He has been Chairman of the Board, President, Chief Executive Officer and a director of the Corporation since April 4, 1997.

Christopher H. Pickwoad has 21 years of experience in the steel industry and has been employed by Nova and by certain of Nova's affiliates since 1982. Prior to 1982, he was a partner of a firm of chartered accountants. Mr. Pickwoad has been Executive Vice President, Chief Financial Officer and a director of the Corporation since April 4, 1997.

Scott B. Jones has fourteen years of experience in the steel industry and has been employed by Nova and by certain of Nova's affiliates since 1991. He has been Vice President, Secretary and a director of the Corporation since April 4, 1997. He is the son of D. Bryan Jones.

Michael L. Richards has been a director of the Corporation since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott, Canadian counsel to the Corporation.

John LeBoutillier has been a director of the Corporation since September 24, 1997. Mr. LeBoutillier has been the Chairman of the Board of Intellium Technologies Inc. since February 2001. He was formerly, from March 2000 to February 2001, a company director, from November 1996 to March 2000, President and Chief Executive Officer of Iron Ore Company of Canada and prior to November 1996, President and Chief Executive Officer of Ispat Sidbec Inc.

W. Allan Hopkins has been a director of the Corporation since September 24, 1997. Mr. Hopkins is presently a company director. He was formerly, from March 1998 to August 2000, the President and Chief Executive Officer of Atlas Steels Inc., from January 1993 to June 1996, the President and Chief Executive Officer of Algoma Steel Inc., and prior to January 1993, the Senior Vice President of Stelco Inc.

The Audit Committee of the Corporation consists of three directors, none of whom is an officer of the Corporation. The Compensation Committee of the Corporation consists of three directors, one of whom is an officer of the Corporation. The Nominating Committee of the Corporation consists of three directors, two of whom are officers of the Corporation.

If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of Management will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his/her shares are to be withheld from voting on the election of directors. The Board of Directors recommends a vote in favour of each of the nominees.

Appointment and Remuneration of Auditors

Raymond Chabot Grant Thornton, Chartered Accountants, General Partnership, who have been the auditors of the Corporation since April 4, 1997, will be nominated for appointment as the Corporation's auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by the Board of Directors. A simple majority (50% plus one) of the votes is required for the approval of such matter. Representatives of Raymond Chabot Grant Thornton will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Statement of Executive Remuneration

1. Cash Remuneration

The aggregate cash remuneration paid to the Corporation's seven executive officers by the Corporation and its subsidiaries for services rendered in fiscal year 2001 was US $3,003,292.

2. 1997 Share Option Plan

The following is a summary of the principal features of the Corporation's 1997 Share Option Plan (the "Share Option Plan").

The Share Option Plan provides for the grant of incentive stock options ("ISOs") as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options ("NSOs") and Other Rights (collectively "Awards"). Administration of the Share Option Plan has been assigned to the Compensation Committee of the Corporation. The Compensation Committee has, subject to the terms of the Share Option Plan, the authority to grant Awards under the Share Option Plan, to construe and interpret the Share Option Plan and to make all other determinations and take any and all actions necessary or advisable for the administration of the Share Option Plan.

The Corporation's key employees, directors and other individuals who render services of special importance to the management, operation and development of the Corporation or a subsidiary are eligible to receive Awards under the Share Option Plan, but only employees of the Corporation and its subsidiaries are eligible to receive ISOs. Options will be exercisable during the period specified by the Compensation Committee in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule to be determined by the Compensation Committee. Notwithstanding the provisions of any option agreement, options may, in the discretion of the Compensation Committee, become immediately exercisable in the event of a "change of control" (as defined in the Share Option Plan) of the Corporation and in the event of certain mergers and reorganizations of the Corporation. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the common shares).

The exercise price for ISOs granted under the Share Option Plan may be no less than the fair market value of the common shares on the date of grant (or 110% of such fair market value in the case of ISOs granted to employees owning more than 10% of the common shares). The exercise price for NSOs and all other Awards will be at the discretion of the Compensation Committee.

The Compensation Committee may grant Stock Appreciation Rights ("SARs") to Share Option Plan participants as to such number of common shares and on such terms and conditions as it may determine. SARs may be granted separately or in connection with ISOs or NSOs. Upon exercise of a SAR, the holder is entitled to receive payment equal to the excess of the fair market value, on the date of exercise, of the number of common shares for which the SAR is exercised, over the exercise price for such common shares under a related option, or if there is no related option, over an amount per common share stated in the written agreement setting forth the terms and conditions of the SAR.

On September 24, 1997, options to purchase 750,000 common shares were granted to three executive officers, vesting over a five year period and expiring in ten years, at an exercise price of US $14.00 per share. Such options represent the only Awards granted and currently outstanding under the Share Option Plan. As at February 20, 2002, none of these options have been exercised.

Compensation of Directors

The outside directors of the Corporation are remunerated for their services to the Corporation by way of an annual retainer fee and an attendance fee for each meeting of the Board of Directors or committees thereof attended. In fiscal year 2001, the Corporation paid each outside director an annual fee of US $4,000, plus a fee of US $1,500 for each Board of Directors meeting and US $750 for each committee meeting attended except for the Chairman of the Committees who are paid a fee of US $1,500 for each meeting they chair. The Corporation also reimbursed out-of-pocket expenses related to the directors' attendance at such meetings.

Indebtedness of Directors, Officers, Proposed Management Nominee or Associate of Any One of Them

The following table summarizes the largest amount of loans outstanding to executive officers of the Corporation since the beginning of fiscal year 2001 and the amount outstanding on February 20, 2002.

Name	*Largest Amount Outstanding During Fiscal Year 2001*	*Amount Outstanding as at February 20, 2002*
Roger Daigneault	$11,939	Nil
Scott B. Jones	$23,320	Nil

Directors' and Officers' Insurance

The Corporation maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Corporation incurred as a result of acting as such directors or officers, provided they acted honestly and in good faith with a view to the best interests of the Corporation. The current limit of insurance is US $15,000,000 and a premium of US $198,881 was paid by the Corporation with respect to the period from April 7, 2000 to April 7, 2003. Claims payable to the Corporation are subject to a deductible of US $500,000 per occurrence on claims arising in the U.S. and US $50,000 per occurrence on claims arising in Canada.

Interest of Management and Others in Material Transactions

A Canadian corporation owned by Scott B. Jones, one of the directors of the Corporation, owns five facilities located in Canada comprising a total of 241,700 square feet and leases them to the Corporation on a triple-net basis at an aggregate annual rent of approximately $1,274,000. Another Canadian corporation owned 50% by a Canadian corporation owned by Scott B. Jones and 50% by a Canadian corporation owned by Peter J. Ouimet, a minority shareholder in and President of Argo Steel Ltd., a Canadian corporation within the Corporation's group of operating companies, owns a facility located in Canada comprising a total of 43,300 square feet and leases it to the Corporation on a triple-net basis at an aggregate annual rent of approximately $217,000. Another Canadian corporation owned 50% by a Canadian corporation owned by Scott B. Jones owns a facility located in Canada comprising a total of 118,292 square feet and began leasing it to the Corporation as of February 1, 2002 on a triple-net basis at an aggregate annual rent of approximately $473,000. All the facility leases expire at varying dates between November 30, 2002 and April 30, 2007, and are all subject to one or two five-year renewal options.

A Canadian corporation owned by Scott B. Jones owns thirteen trailers and seven tractors which it leases to the Corporation at an annual aggregate rent of approximately $296,000 and provided transportation arrangements to the Corporation amounting to $9,270,000 in 2001.

The Corporation has adopted the policy that all transactions with any director or officer of the Corporation, any person or entity that beneficially owns or exercises control or direction over shares carrying more than 5% of the voting rights attached to all shares of the Corporation, or any of their affiliates, shall be subject to approval by a majority of the independent members of the Board of Directors of the Corporation, are on terms no less favorable to the Company than could be obtained from unaffiliated parties, and are reasonably expected to benefit the Company. The terms of the above described leases and service agreements have been approved by at least a majority of the independent members of the Board of Directors of the Corporation in accordance with such policy. In the case of the service agreements, such approval is subject to certain terms and conditions which management reasonably believes are being met.

At November 24, 2001, loans by D. Bryan Jones to the Corporation amounted to $786,000 and bear interest at 8%.

Except for the interest of Scott B. Jones and Peter J. Ouimet in the above-mentioned transactions, the Management of the Corporation is unaware of any material interest of any director or officer of the Corporation, of any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, of any Management nominee for re-election as a director of the Corporation, of any person who beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transactions that has materially affected or will materially affect the Corporation or any of its affiliates.

Approval of Directors

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

SCOTT B. JONES
Vice President and Secretary

Dorval, Québec
February 20, 2002